Message to
AVEMCO Stockholders
March 19, 1996

[PHOTO APPEARS HERE]

William P. Condon
Chairman of the Board and
Chief Executive Officer

AVEMCO was once again designated  by Moody's as a "Dividend Achiever."


WE BEGIN OUR ANNUAL REPORT WITH A TRIBUTE TO THE EAGLES, WHO RETIRED THIS PAST NOVEMBER AFTER A QUARTER CENTURY AS THE LEADING AEROBATIC TEAM IN SPORT AVIATION. FOR MUCH OF THEIR LONG CAREER, THEY REPRESENTED AVEMCO--NOT JUST OUR PRODUCTS AND OUR NAME, BUT OUR COMMITMENT TO TEAMWORK AND SAFETY, OUR PERSONAL VALUES, AND OUR ETHICS AS A COMPANY. WE ARE PROUD OF THAT ENDURING PARTNERSHIP.

    The portrait of the Eagles on our inside front cover says more than any words about precision formation flying. On pages 8 and 9, the ten-year statutory summary of AVEMCO Insurance Company's financial results speaks just as eloquently of our equally disciplined approach to the business of insurance.

    Net earnings for the year were $7.9 million or $.90 per share compared to 1994's $10.8 million or $1.20 per share, representing a 14% return on 12-month average stockholders' equity. While we had another profitable year, our third quarter results disappointed us for two principal reasons. First, claim activity on our growing book of aviation business, particularly for higher-valued aircraft, was much higher than anticipated. Importantly, there was no increase in claims frequency related to aviation liability, just an increase in some larger hull claims. Secondly, we had a reduced level of participation on two short-term health programs. Both of these items negatively impacted our third quarter performance, and resulted in our reduced level of earnings for the year.

    There were, however, several bright spots in 1995. For the year, aviation premiums written were $69.1 million, increasing by 22% when compared to 1994. Most of the increase was due to our purchase of a book of aviation business during the 1995 first quarter. There was also new business growth. Continued growth in aviation came in the fourth quarter with an increase of $3.4 million or 41% over 1994's fourth quarter. Additionally, competitors' aviation rates continued to increase, presenting AVEMCO an opportunity to increase its prices in 1996.

    Most importantly, during the soft market we have maintained a position of leadership as an aviation insurer, continued to make an underwriting profit, and have had a consistent favorable development in our loss reserves. Put another way, we won't be carrying a lot of "old baggage" with us as we move into the second half of the 90's.

    There were positive developments in our non-aviation businesses as well. During the last several years we have made considerable progress in reshaping the company's revenue stream during an unparalleled soft market in

Message to
AVEMCO Stockholders
March 19, 1996

Continued

In 1995, Aviation premiums written were $69.1 million, increasing 22% when compared to 1994.

the aviation insurance sector. As a point of reference, 1995 was the second highest revenue year and the third highest premium production year in the company's history, with gross premiums written of $100 million. Our non-aviation businesses contributed 31% of that premium production. Several years ago, non-aviation businesses represented only a small fraction of premiums and revenues. We continue to strive to obtain new sources of specialty businesses.

    We are excited about the future prospects of one of our newer growing businesses, short-term health. These insurance products primarily cover foreign students who temporarily reside in the United States while attending colleges and universities. As with all our new niche business development, we continue to step gingerly, focusing on bottom line development and building a foundation.

     During 1996 and forward, we intend to increase participation in short-term health programs managed by International Group Services, a third party administrator and producer, which AVEMCO acquired in December of 1994. Starting late in 1996, we also expect to participate in the short-term health programs managed by Hinchcliff International, a subsidiary acquired in January 1996.

    The future prospects of our lenders single interest business also look bright. Matterhorn Bank Programs, Inc., our subsidiary that manages this business, generated $16.7 million in gross premiums written in 1995 despite the relatively flat sales year for the auto industry. Our colleagues at Matterhorn likewise emphasize rate discipline and will not write business at what they consider to be an inadequate rate. Matterhorn is currently in the process of developing a new "Blanket Plus" automobile insurance product. As it becomes available we anticipate additional premium growth.

    In addition to AVEMCO Insurance Group's activities, the AVEMCO Services Group made a significant contribution during 1995. In addition to building long-term, fee-based income, the companies in this group were also responsible for generating $10.9 million in gross premiums written by the AVEMCO Group.

    We continue investing in system improvements and hardware. The result is a leaner and more efficient company with the ability to increase premiums in all lines without a significant increase in expenses. Currently we enjoy an expense advantage in aviation, lenders single interest, and short-term health insurance.

    During the 1995 year we repurchased 208,700 shares of our stock. We will no doubt continue to repurchase shares, but will balance our level of repurchases against the capital needs of our growing businesses. Through February 20, 1996, we repurchased an additional 99,800 shares, leaving us with a repurchase authorization of 124,717 shares. At year-end our book value per share was $7.14, up 14% over year-end 1994. This improvement in book value was primarily achieved because of a marked increase in the value of our investment portfolio. The year-over-year increase in unrealized appreciation at the end of 1995 was $5.7 million or $.66 per share.

    In 1995 AVEMCO was once again designated by Moody's as a "Dividend Achiever." This is the 20th consecutive year in which we have increased the dividend paid to shareholders.

    At the end of 1995, John "Jack" F. Shettle, Sr., President of our subsidiaries, Brooks-Shettle Company and MEDEX Corporation, retired.
Jack's contributions to our organization went substantially beyond those activities. He was also responsible for the addition of the aviation insurance activity currently carried on by U.S. Specialty Insurance Company, and the acquisition of Matterhorn Bank Programs, Inc. Jack set a high standard for the AVEMCO Services Group based on the premium and/or support they provide to the AVEMCO Insurance Group. We salute Jack and thank him for his numerous contributions.

    As we move into 1996 and into the final half of the 90's, we remain optimistic about our future. More reasonable pricing has been seen in the market for the aviation insurance business. Our short-term health insurance program has planned built-in revenue growth with the managed programs the Group now controls. We are commencing a specialty automobile insurance program beyond Matterhorn's blanket bank programs to offer its clients.

    It seems fitting that this year's annual report be dedicated to the Eagles, whose unique and disciplined approach to risk

[GRAPH APPEARS HERE]

[GRAPH APPEARS HERE]

taking was at the heart of their appeal to the public, and to AVEMCO. Although they were one of the most exciting acts in flying, in three thousand performances they never experienced a single incident or accident. AVEMCO's reputation has been built on this same commitment to the highest standards of professional competence, reliability, and mutual trust; we pick our specialties and we try to be the best there is.

    We appreciate the support of our loyal shareholders.


    /s/ William P. Condon

    William P. Condon
    Chairman of the Board and
    Chief Executive Officer

The Year
at a Glance
AVEMCO Corporation
and Subsidiaries


                       Financial Highlights
----------------------------------------------------------------
For the Year:                                1995           1994
Revenues                             $113,204,000   $104,590,000
----------------------------------------------------------------
Net earnings                         $  7,918,000   $ 10,833,000
----------------------------------------------------------------
Net earnings per share               $        .90   $       1.20
----------------------------------------------------------------
Dividends declared per share         $        .46   $        .44
----------------------------------------------------------------
Weighted average number of common
    and common equivalent shares        8,845,857      9,019,322
----------------------------------------------------------------
Return on equity                            13.5%          19.8%
----------------------------------------------------------------

At Year End:

Total assets                         $213,802,000   $201,350,000
----------------------------------------------------------------
Stockholders' equity                 $ 61,759,000   $ 55,610,000
----------------------------------------------------------------
Stockholders' equity per share       $       7.14   $       6.28
----------------------------------------------------------------
Number of employees                           454            428
----------------------------------------------------------------

                       Market Price Range and Dividends
--------------------------------------------------------------------------------
AVEMCO Corporation's common stock is listed on the New York Stock Exchange under ticker symbol "AVE." There are approximately 3,500 stockholders.

                   High      Low    Dividends
                   ----      ---    ---------
1995
Fourth Quarter    $17 1/2  $15 3/4      $.12
-----------------------------------------------
Third Quarter     $    18  $15 5/8      $.12
-----------------------------------------------
Second Quarter    $18 1/4  $16 1/2      $.11
-----------------------------------------------
First Quarter     $17 5/8  $14 5/8      $.11
-----------------------------------------------

1994

Fourth Quarter    $17 3/8  $13 3/8      $.11
-----------------------------------------------
Third Quarter     $16 3/8  $13 3/4      $.11
-----------------------------------------------
Second Quarter    $16 1/2  $13 7/8      $.11
-----------------------------------------------
First Quarter     $20 1/4  $14 1/2      $.11

            Table of Contents

         1  Message to
            AVEMCO Stockholders

         4  The Year at a Glance

 Review of
Operations:


         6  Insurance

        11  Services

        14  Additional Notes of Interest

        15  Consolidated Financial Information

        42  Independent Auditors' Report

        43  AVEMCO Corporation
            Board of Directors

        44  AVEMCO Corporation Officers



Review of Operations


Insurance

AVEMCO Insurance Company
    411 Aviation Way
    Frederick, MD 21701

National Aviation Underwriters, Inc.
National Assurance Underwriters, Inc.
U.S. Specialty Insurance Company
    255 Spencer Road
    St. Peters, MO 63376

Matterhorn Bank Programs, Inc.
    Timonium Corporate Center
    9515 Deereco Road
    Timonium, MD 21094

Services

Loss Management Services, Inc.
    411 Aviation Way
    Frederick, MD 21701

MEDEX Assistance Corporation

Brooks-Shettle Company
    Timonium Corporate Center
    9515 Deereco Road
    Timonium, MD 21094

International Group Services
    10530 Rosehaven Street
    Suite 350
    Fairfax, VA 22030

The Wheatley Group, Ltd.
    Stamford Harbor Park
    333 Ludlow Street
    Stamford, CT 06902

Review of Operations

Insurance

[PHOTO APPEARS HERE]

Ray C. Hall
President

AVEMCO Insurance
Company

The AVEMCO Insurance Group underwrites aviation and other specialty insurance products. Non-aviation specialty lines include lenders single interest, short-term health, and pleasure marine.

    The specialty lines of business, particularly the aviation and pleasure marine, are volatile from both a rate and claims perspective. The company has and continues to emphasize rate discipline in all lines of its business. As a result, the company's operating results are subject to significant fluctuations from year to year due to the impact of competition on policy pricing, the frequency and severity of its claim activity, weather-related catastrophes, and general economic conditions.

    Insurance products are distributed on a direct basis to policyholders, and also through the agent/broker community. AVEMCO Insurance Company (AIC) and its subsidiary, National Assurance Underwriters, Inc., are direct writers of aviation business, and AIC of pleasure marine business. U.S. Specialty Insurance Company, another subsidiary of AIC, writes aviation, lenders single interest, and pleasure marine products through independent agents.

    Matterhorn Bank Programs, Inc., a general agency, underwrites lenders single interest and related financial institution insurance business primarily through independent agents. Brooks-Shettle Company produces primarily short-term health and pleasure marine, as well as other business directly and through the agent/broker community.

    Approximately 70% of the AVEMCO Group's insurance products are distributed on a direct basis and 30% through the agent/broker community.

    AVEMCO Insurance Company (AIC), in addition to its direct-writing capability, serves as the reinsurer of much of the business produced by other members of the AVEMCO Group. A ten-year summary of statutory financial results for AVEMCO Insurance Company and its subsidiaries, National Assurance Underwriters, Inc., and U.S. Specialty Insurance Company, is detailed on pages 8 and 9.

    Various types of aviation insurance are underwritten for owners and pilots of general aviation aircraft, including commercial coverages for fixed base operations. General aviation encompasses private business aircraft, air taxi services, recreational flying, fixed-base operations, and similar activities. It excludes military and scheduled commercial airline operations. Other aviation-related commercial insurance coverages are written for lending institutions and leasing companies on aviation aircraft. Two primary aviation insurance products available include Direct Approach(R)/Flight Path(R) 2000, the Group's state-of-the-art policy with enhanced coverage features, and a Personal Aircraft Insurance Policy, which provides a lower-cost, less full-featured insurance alternative.

    Statutory gross premiums written increased in 1995 over 1994 as follows:

                        (000's)
Line of Business     1995     1994
----------------     ----     ----

Aviation            $68,718  $56,812
Non-Aviation         31,072   33,840
                    -------  -------

Gross Premiums
Written             $99,790  $90,652
                    =======  =======

Net Premiums
Written             $85,242  $73,450
                    =======  =======

    Statutory gross premiums written during 1995 for aviation business were
$68.7

[PHOTO APPEARS HERE]

Ronald H. Wilson
President
National Aviation
Underwriters, Inc.

National Assurance
Underwriters, Inc.

U.S. Specialty Insurance
Company

[PHOTO APPEARS HERE]

Harry C. Walker
President
Matterhorn Bank
Programs, Inc.

1995 marks the 21st consecutive year, and the 32nd in 35 years in business, wherein AVEMCO achieved an underwriting profit.


million, compared to the $56.8 million written for 1994. The increase resulted principally from the purchase of the aviation business of Aviation Underwriting Specialists (AUS) during the 1995 first quarter. In addition, there was new business growth. The acquired book of aviation business continues to be transitioned to AVEMCO. Certain classes of aviation business not meeting AVEMCO's underwriting guidelines are being directed elsewhere.

    Market rates continued to improve during 1995, with more significant increases in the areas of high-valued aircraft hulls and with pilots who are transitioning to larger or more complex aircraft. Current expectations are that market rates will continue to rise, due in part to higher expenses and less available reinsurance.

    Gross premiums written for the non-aviation business were $31.1 million, compared to $33.8 million in 1994. The drop in premium was principally attributable to the short-term health business, where there was a reduced level of participation in one profitable short-term health program, along with the discontinuance of another that was not meeting the company's targeted underwriting objectives.

    The short-term health programs primarily cover foreign students who temporarily reside in the United States while attending colleges and universities. The company intends to selectively develop this business, internally and through acquisition, recognizing that it will take time to identify programs meeting our underwriting objectives.

    The company will increase its participation in certain short-term health programs managed by International Group Services (IGS), a third party administrator and producer, acquired by the company in December of 1994. Additionally, the company expects late in 1996 to participate in short-term health programs managed by Hinchcliff International, a subsidiary acquired by the company in January of 1996.

    Lenders single interest gross premiums written were $16.6 million for 1995, compared to $16.3 million written in 1994. This particular insurance product, managed by Matterhorn Bank Programs, Inc., protects a lenders retail installment portfolio primarily against risk of physical loss of or damage to property securing their installment loans should the borrower fail to maintain the required insurance to cover such events.

    Matterhorn's business principally covers automobile loans and is, therefore, closely linked to automobile sales, which were relatively flat in 1995. Matterhorn emphasizes rate discipline and will not write business at what it believes to be an inadequate rate.

    Matterhorn continues as a dominant force in the blanket automobile single interest business, serving more than 700 financial institutions around the nation through a network of more than 150 independent property and casualty insurance agents. For 1995, most of Matterhorn's business was written through the Group's independent agency insurer, U.S. Specialty Insurance Company.

Continued on page 10


Ten-Year Summary

AVEMCO INSURANCE COMPANY
AND SUBSIDIARIES
(Statutory Basis)

(All figures in thousands
 except ratios)                  1995       1994       1993       1992
-------------------------------------------------------------------------
Direct premiums written      $ 78,796   $ 74,849   $ 73,759   $ 62,014
-------------------------------------------------------------------------
Reinsurance assumed            20,999     15,802      8,496     17,446
-------------------------------------------------------------------------
Gross premiums written       $ 99,795   $ 90,651   $ 82,255   $ 79,460
-------------------------------------------------------------------------
Net premiums written,
 after reinsurance           $ 85,241   $ 73,449   $ 62,456   $ 57,560
-------------------------------------------------------------------------
Net premiums earned          $ 80,135   $ 75,559   $ 62,724   $ 57,429
-------------------------------------------------------------------------
Losses and expenses
 incurred                      77,336     67,279     59,929     54,825
-------------------------------------------------------------------------
Underwriting profit before
 tax                         $  2,799   $  8,280   $  2,795   $  2,604
-------------------------------------------------------------------------
Loss ratio                      69.4%      61.2%      66.2%      64.6%
-------------------------------------------------------------------------
Expense ratio                   25.5%      28.6%      29.4%      30.8%
-------------------------------------------------------------------------
Underwriting ratio              94.9%      89.8%      95.6%      95.4%
-------------------------------------------------------------------------
Underwriting profit          $  2,799   $  8,280   $  2,795   $  2,604
-------------------------------------------------------------------------
Investment income before
 taxes                          6,993      6,910      7,432      7,894
-------------------------------------------------------------------------
Realized investment gains
 (losses)                         389       (301)     7,294      2,410
-------------------------------------------------------------------------
Earnings before taxes          10,181     14,889     17,521     12,908
-------------------------------------------------------------------------
Income taxes                    2,083      3,138      3,041      2,829
-------------------------------------------------------------------------
Net earnings                 $  8,098   $ 11,751   $ 14,480   $ 10,079
-------------------------------------------------------------------------
Investments                  $125,399   $114,104   $118,004   $127,102
-------------------------------------------------------------------------
Total assets                 $147,394   $137,436   $138,935   $153,662
-------------------------------------------------------------------------
Unearned premiums            $ 27,185   $ 22,079   $ 24,189   $ 24,454
-------------------------------------------------------------------------
Unpaid losses and loss
 adjustment expenses         $ 32,935   $ 31,137   $ 29,958   $ 27,563
-------------------------------------------------------------------------
Policyholders' surplus       $ 73,808   $ 72,133   $ 72,833   $ 77,662
-------------------------------------------------------------------------
Ratio of net premiums
 written to policyholders'
 surplus                       1.15/1      1.0/1      .86/1      .74/1
-------------------------------------------------------------------------

   [GRAPH APPEARS HERE]                               [GRAPH APPEARS HERE]

     1991       1990       1989       1988       1987       1986
-------------------------------------------------------------------
  $ 55,086   $ 47,906   $ 44,396   $ 54,126   $ 67,251   $ 68,849
-------------------------------------------------------------------
    14,833     16,744     23,740     38,728     46,853     58,188
-------------------------------------------------------------------
  $ 69,919   $ 64,650   $ 68,136   $ 92,854   $114,104   $127,037
-------------------------------------------------------------------
  $ 53,668   $ 53,088   $ 57,690   $ 77,229   $ 93,277   $ 98,247
-------------------------------------------------------------------
  $ 51,888   $ 54,512   $ 67,068   $ 85,572   $ 96,278   $ 76,921
-------------------------------------------------------------------
    46,012     45,695     57,926     64,286     74,645     71,156
-------------------------------------------------------------------
  $  5,876   $  8,817   $  9,142   $ 21,286   $ 21,633   $  5,765
-------------------------------------------------------------------
     54.7%      52.7%      60.6%      47.8%      52.5%      60.5%
-------------------------------------------------------------------
     32.8%      31.9%      30.0%      30.3%      25.8%      25.0%
-------------------------------------------------------------------
     87.5%      84.6%      90.6%      78.1%      78.3%      85.5%
-------------------------------------------------------------------
  $  5,876   $  8,817   $  9,142   $ 21,286   $ 21,633   $  5,765
-------------------------------------------------------------------
     8,007      8,580      9,468      8,056      7,410      5,611
-------------------------------------------------------------------
     4,493      1,587      1,921        202      1,480      1,523
-------------------------------------------------------------------
    18,376     18,984     20,531     29,544     30,523     12,899
-------------------------------------------------------------------
     4,915      4,433      4,656      8,004     10,067      3,746
-------------------------------------------------------------------
  $ 13,461   $ 14,551   $ 15,875   $ 21,540   $ 20,456   $  9,153
-------------------------------------------------------------------
  $127,349   $125,268   $128,792   $137,732   $120,505   $100,546
-------------------------------------------------------------------
  $139,765   $134,669   $142,898   $153,997   $146,704   $127,436
-------------------------------------------------------------------
  $ 24,322   $ 22,542   $ 23,965   $ 33,344   $ 41,686   $ 44,686
-------------------------------------------------------------------
  $ 25,487   $ 33,676   $ 39,485   $ 38,296   $ 41,620   $ 35,153
-------------------------------------------------------------------
  $ 76,049   $ 74,766   $ 77,153   $ 78,433   $ 57,619   $ 41,421
-------------------------------------------------------------------


       .71/1      .71/1      .75/1      1.0/1      1.6/1      2.4/1
-------------------------------------------------------------------

  [GRAPH APPEARS HERE]                           [GRAPH APPEARS HERE]

Continued from page 7

AVEMCO also maintained its A+ (Superior) rating from A.M. Best.

    Pleasure marine gross premiums written for 1995 were $3.5 million, similar to that of 1994. The company continued to emphasize movement away from coastal exposures. Rates in the pleasure marine market improved. The company plans to retain 100% of the pleasure marine business that it writes with the exception of reinsurance for potential catastrophic marine losses.

    From a claims perspective, the AVEMCO Group's statutory loss ratio for all lines of business was 69.4% compared to 61.3% for 1994.


 Line of Business  Net Loss Ratio
 ----------------  --------------

                    1995   1994
                    ----   ----
Aviation            69.0%  62.8%
Non-Aviation        70.0%  59.2%
All Lines           69.4%  61.3%

    Net incurred losses for all lines of business were $55.6 million, versus $46.3 million in 1994. Net incurred losses on aviation claims increased compared to 1994. Claim activity on the growing book of higher-valued aircraft was one principal reason for the increase. Claims also increased due to the added claim activity on the aviation book of business acquired during the first quarter of 1995.

    There were no significant weather-related losses during 1995 or 1994. The company did not incur any significant losses associated with the "Blizzard of 1996," which occurred shortly after the end of the year. The loss ratio increased on the non-aviation lines, principally in the short-term health business discussed previously.

    The company's insurance specialty businesses are mostly short-tail in nature, meaning that claims are paid or settled in a relatively short time frame from the time the claims are reported. Given the volatility of its specialty businesses, the company utilizes a variety of reinsurance protections to assist in limiting loss, provide greater diversification of risk, reduce exposures on larger risks and provide a level of protection from catastrophic events.

    The company in 1995 experienced overall favorable development of $1.1 million on net unpaid and loss and loss adjustment expenses after deducting reinsurance protections. This compares with favorable development of $2.9 million for 1994 and $2.4 million for 1993.

    Historical experience, judgmental factors, adherence to a strategy of targeting rate adequacy, continual monitoring of reserve levels, and paying claims in a prompt fashion have all contributed to a favorable development of loss reserves during the last several years. A historical perspective of the company's loss reserve developments is included in Note 4 to the consolidated financial statements.

    The expense ratio for all lines of business was 25.5% in 1995, decreasing from 1994's 28.6%. We have in the past and plan in the future to invest our resources where we have an opportunity to earn acceptable long-term returns. The investment to build our prospect lists, development of information systems, and the progress of our Services Group have resulted in growing our premium base.

    The principal objective of the AVEMCO Group's insurance and service activities remains to produce and support an underwriting profit for AVEMCO Insurance Company and its insurance subsidiaries. The underwriting ratio was 94.9% for 1995 versus 89.9% in 1994. 1995 marks the 21st consecutive year, and the 32nd in 35 years in business, where an underwriting profit was achieved.

    AVEMCO also maintained its A+ (Superior) rating from A.M. Best, and was included in the 1995 "Ward's 50." This represents the third consecutive year that AVEMCO was named to the Ward's group of top property and casualty companies. The "Ward's 50" is developed by The Ward Financial Group and is composed of those companies that have been able to balance safety, performance, and consistency over the past five-year period.

REVIEW OF OPERATIONS
Continued

Services

During 1995, AVEMCO Insurance Company participated as a reinsurer in certain programs managed by IGS, and will expand its underwriting participation in these programs in 1996 and beyond.

[PHOTO APPEARS HERE]

John H. Ballard
President
Loss  Management Services, Inc.

The AVEMCO Group's insurance services businesses were developed primarily to complement its insurance operations and are therefore largely focused in areas that offer AVEMCO opportunities to generate additional specialty insurance premiums. These service activities, wherever feasible, are further designed to better differentiate the Group's insurance products from those of its competitors and create added value for its customers.

    In addition to generating $10.9 million in gross premiums written by the AVEMCO Group, these companies are also striving to build long-term fee based income.
    Currently, the Group's services are concentrated in the following four areas:

1. Claims management and related litigation and salvage services for the Group's insurers, as well as for other insurance companies and financial institutions;

2. Administration of specialty insurance and reinsurance brokerage and underwriting, principally in the marine and short-term health insurance fields;

3. Worldwide emergency assistance services for travelers outside their home countries, and

4.  Computer systems for the property/casualty insurance industry.

Claims Management Services

    Loss Management Services, Inc.'s (LMS) primary function is to provide prompt and efficient claims adjustment and risk management services for member insurers of the AVEMCO Group. During the last several years, LMS began assuming management of a substantial portion of the claims work related to the Group's short-term health and travel assistance businesses. It further broadened its activities in that area in 1995.

    The LMS salvage and litigation storage facility in St. Peters, Missouri, operated at or near capacity throughout 1995 and generated increased revenues, particularly for aircraft wreckage storage, layout and ancillary testing services. This facility serves AVEMCO Group insurers as well as outside clients.

    LMS continued to develop business from non-Group clients related primarily to services it provides to financial institutions. As a result of the specialized systems and skills LMS has developed in the aviation insurance business, the company has become the provider of choice to many major aviation lenders for collateral inspections, appraisals, and salvage disposal services.

    During 1995, LMS' revenue base grew principally as a result of AVEMCO's acquisitions of both Aviation Underwriting Specialists (AUS) and International Group Services (IGS). The claims staffs of both these organizations were consolidated within LMS. Of important note is LMS' emerging focus on the handling of health claims for foreigners

[PHOTO APPEARS HERE]

Gerald W. Hopkins
President

Brooks-Shettle Company

while visiting the United States for academic, travel or business-related pursuits. In concert with MEDEX, LMS' services now include an array of related claims services including case management and medical bill review, as well as access to national and regional preferred provider organizations for pre-negotiated hospital cost savings on behalf of its clients.

Specialty Insurance and
Third Party Administration

    Brooks-Shettle Company is an insurance and reinsurance brokerage specializing in short-term health and travel insurance programs on an international basis, as well as yacht insurance primarily in the Mid-Atlantic region of the U.S.

    The company markets its TravMed(R) travel insurance product to U.S. citizens traveling abroad and also acts as the broker for several similar short-term health insurance programs. This business also generates revenues for MEDEX Assistance Corporation and Loss Management Services, Inc., as the respective assistance coordinator and claims administrator of many of these programs.

    Brooks-Shettle Company's yacht insurance business remains focused in the Mid-Atlantic region of the U.S. The agency represents several major specialty marine insurers, including U.S. Specialty Insurance Company, a member of the AVEMCO Group. Brooks-Shettle Company also assists clients of the Group who have unique marine insurance needs outside the scope of the AVEMCO Group's current marine underwriting guidelines. During 1995, the yacht insurance business experienced revenue growth for Brooks-Shettle as a result of a continued increase in new yacht sales, an acquisition of a book of yacht insurance business in Maryland and an increased commitment to advertising and other market initiatives.

    In December of 1994, Brooks-Shettle Company acquired certain assets of International Group Services, Inc., (IGS.) This third party administrator specializes in the design, marketing, and administration of health insurance programs for foreign students while attending U.S. colleges and universities. At the end of 1995, IGS had approximately $8.5 million in short-term health premiums under management. During 1995, AVEMCO Insurance Company participated as a reinsurer in certain programs managed by IGS and will expand its underwriting participation in these programs in 1996 and beyond.

    IGS currently operates as a division of Brooks-Shettle Company following a consolidation which took place at the end of 1995. IGS' major thrust in 1995 was the development of its own direct sales force to market its products and services in regions of the country where the company was not represented by independent agents. By year end 1995, the majority of the company's business was directly produced.

Worldwide Emergency
Assistance Services

    MEDEX Assistance Corporation provides worldwide, multilingual emergency assistance services on a 24-hour basis for individuals who become sick or injured primarily while traveling outside their home countries.

    Emergency assistance services include locating the nearest medical facility for the sick or injured person and then establishing and maintaining communications with that person's family, personal physician, and employer during the term of the medical emergency. MEDEX also verifies insurance coverage, arranges emergency evacuation when necessary, and can provide for the transfer of funds for payment of required medical services.

    The company continues to place particular emphasis on the marketing of its MEDEX "Plus" product principally to U.S.-based corporations with employees

[PHOTO APPEARS HERE]

Thomas L. Hudson
President

MEDEX Assistance Corporation

traveling or stationed abroad. The "Plus" product provides an insured evacuation benefit in addition to MEDEX's standard services, and fills an important need for the corporate risk or travel manager, particularly when a corporation's employees are traveling in less accessible or underdeveloped parts of the world. This benefit is insured by AVEMCO Insurance Company.

    During 1995, all of MEDEX's major business segments showed growth. In late 1995, MEDEX and LMS developed a new and broader product offering to MEDEX's non-U.S. insurance company clients that provides health insurance for individuals of their nationality while temporarily residing in the United States. In addition to 24-hour assistance services, MEDEX can now offer these clients a more complete spectrum of health claims services including preferred provider access under a single program. MEDEX plans to aggressively market these expanded services in 1996 to its existing client base as well as prospective new clients.


[PHOTO APPEARS HERE]

Daniel J. Dolcetti
President

The Wheatley Group, Ltd.

Computer Systems
and Software

    The Wheatley Group, Ltd. (Wheatley) provides a complete software system for U.S. property and casualty insurance companies. The WINS(R) product is a full-function processing system that supports more than 30 lines of insurance, with minimal modifications needed for most clients. The system continues to evolve and capitalize on the advancing technology of the IBM AS/400* mid-range family of computers.

    In late 1992, Wheatley was approved as an authorized IBM Industry Remarketer, and most recently has expanded its role to become an IBM Business Partner. These developments strengthened Wheatley's capability to provide integrated software, hardware, and service solutions to meet the ever changing needs of property and casualty insurers.

    During 1995, Wheatley completed a relocation from Long Island, New York, to Stamford, Connecticut. Revenues grew modestly in 1995, as completion of several contracts were delayed by the relocation and by the loss of some staff members. In addition, a significant number of Wheatley's resources were committed to one major customized contract that was completed and delivered in the fall of 1995.

    New client signings, as well as client renewal contracts, were strong throughout 1995 and these positive trends are expected to continue into 1996. The company's emphasis in 1996 will be to sell software systems to property and casualty insurers in lines of business where minimal modifications to the system are required for successful implementation.

*IBM and AS/400 are registered trademarks of International Business Machines Corporation.

The Wheatley Group, Inc., provides software systems for U.S. property and casualty insurance companies.

Additional
Notes of Interest

[PHOTO APPEARS HERE]

John F. Shettle, Sr.

[PHOTO APPEARS HERE]

Thomas L. Hudson

[PHOTO APPEARS HERE]

Gerald W. Hopkins


Management Developments

    At the end of 1995, John F. "Jack" Shettle, Sr., retired from AVEMCO after serving the company in many capacities for 12 years, culminating a successful 40-year career in the insurance industry. Jack will be Chairman of MEDEX Assistance Corporation and Brooks-Shettle Company during 1996 and will act as a consultant to both companies on a part-time basis.

    Jack's positions as President of MEDEX Assistance Corporation and Brooks-Shettle Company have been filled, respectively, by Thomas L. "Tom" Hudson and Gerald W. "Jerry" Hopkins.


    Tom Hudson joined AVEMCO in July 1994 as Executive Vice President, MEDEX Assistance Corporation, and Vice President-Business Development, AVEMCO Corporation. Prior to that he was a partner in the Baltimore-based law firm of Venable, Baetjer and Howard. Tom assumed the duties of President and Chief Operating Officer of MEDEX Assistance Corporation in June 1995.


    Jerry Hopkins joined the AVEMCO management team in December 1994 when AVEMCO acquired the assets of International Group Services, Inc., where he served as President since 1992. His employment history includes many years in the health insurance field. He is a graduate of Davidson College and the Princeton Theological Seminary, and is a member of the Virginia Bar Association. Hopkins will also serve as President of the newly acquired Hinchcliff International, Inc.


Aviation and Community Involvement

    In honor of the Eagles Aerobatic Flight Team's contributions to aviation, AVEMCO has established a scholarship fund in their name, to be administered by the EAA Aviation Foundation. The scholarship is designed to aid worthy students in studying for a career in aviation.

    AVEMCO was honored by the Maryland State Special Olympics as a 1995 Outstanding Area Sponsor for volunteer and monetary support to that organization. We also salute our employees for their volunteer efforts to many other organizations that provide services to those in need.

    We're grateful to have people in our work force who willingly donate their time and talents to assist these organizations, and to our Board of Directors for providing a budget that allows us to contribute to the human services groups in our communities.

Index to Consolidated
Financial Information

AVEMCO CORPORATION AND SUBSIDIARIES


    16   Five-Year Consolidated Summary
         of Selected Financial Data

    17   Management's Discussion
         and Analysis

    26   Consolidated Investment
         Portfolio Summary


         Consolidated
         Financial Statements

    27   Consolidated Statements of Income

    28   Consolidated Balance Sheets

    30   Consolidated Statements
         of Stockholders' Equity

    31   Consolidated Statements
         of Cash Flows

    32   Notes to Consolidated
         Financial Statements

    42   Independent Auditors' Report

Five-Year Consolidated
Summary of Selected
Financial Data



                                                     (In thousands, except per share data and ratios)
                                                   -----------------------------------------------------
Summary of Operations:                               1995       1994       1993       1992       1991
--------------------------------------------------------------------------------------------------------
Revenues:
    Premiums earned                                $ 80,458   $ 75,518   $ 62,702   $ 57,385   $ 51,874
--------------------------------------------------------------------------------------------------------
    Commissions                                       7,046      6,418      5,909      6,145      5,280
--------------------------------------------------------------------------------------------------------
    Net investment income                             8,498      8,245      9,004      9,218      9,332
--------------------------------------------------------------------------------------------------------
    Computer products and services                   10,188      9,185     11,129      4,836      5,556
--------------------------------------------------------------------------------------------------------
    Realized gain (loss) on sale of investments        .575       (248)     9,634      2,742      6,820
--------------------------------------------------------------------------------------------------------
    Other revenues                                    6,439      5,472      5,523      6,597      5,678
--------------------------------------------------------------------------------------------------------
       Total revenues                               113,204    104,590    103,901     86,923     84,540
--------------------------------------------------------------------------------------------------------

Expenses:

    Losses and loss adjustment expenses              55,605     46,310     41,502     36,783     28,402
--------------------------------------------------------------------------------------------------------
    Commissions                                       6,513      7,159      5,716      6,966      5,614
--------------------------------------------------------------------------------------------------------
    Other expenses                                   41,984     37,582     37,830     32,387     31,747
--------------------------------------------------------------------------------------------------------
       Total expenses                               104,102     91,051     85,048     76,136     65,763
--------------------------------------------------------------------------------------------------------
    Earnings before income taxes                   $  9,102   $ 13,539   $ 18,853   $ 10,787   $ 18,777
========================================================================================================
Net earnings/1/                                    $  7,918   $ 10,833   $ 15,572   $  9,603   $ 15,410
========================================================================================================

Per share data:

    Net earnings/1,2/                              $    .90   $   1.20   $   1.41   $    .82   $   1.34
--------------------------------------------------------------------------------------------------------
    Dividends declared                             $    .46   $    .44   $    .42   $    .40   $  .3733
--------------------------------------------------------------------------------------------------------
    Stockholders' equity per share/3/              $   7.14   $   6.28   $   5.92   $   7.76   $   7.36
--------------------------------------------------------------------------------------------------------
Weighted average number of common
    and common equivalent shares                      8,846      9,019     11,041     11,734     11,511
--------------------------------------------------------------------------------------------------------
Common shares outstanding                             8,649      8,850      9,109     11,493     11,417
========================================================================================================

Other financial data:

    Investments                                    $149,544   $136,378   $139,384   $151,013   $150,719
--------------------------------------------------------------------------------------------------------
    Total assets                                   $213,802   $201,350   $210,693   $231,621   $214,502
--------------------------------------------------------------------------------------------------------
    Debt                                           $ 54,967   $ 54,600   $ 54,500   $ 39,000   $ 35,732
--------------------------------------------------------------------------------------------------------
    Stockholders' equity                           $ 61,759   $ 55,610   $ 53,930   $ 89,215   $ 84,065
--------------------------------------------------------------------------------------------------------
    Return on equity                                   13.5%      19.8%      21.8%      11.1%      20.2%
========================================================================================================

Statutory insurance indicators/4/:

    Loss ratio                                         69.4%      61.2%      66.2%      64.6%      54.7%
--------------------------------------------------------------------------------------------------------
    Expense ratio                                      25.5%      28.6%      29.4%      30.8%      32.8%
--------------------------------------------------------------------------------------------------------
       Underwriting ratio                              94.9%      89.8%      95.6%      95.4%      87.5%
========================================================================================================
    Ratio of net premiums written to surplus         1.15/1      1.0/1      .86/1      .74/1      .71/1
--------------------------------------------------------------------------------------------------------
    Ratio of loss reserves to surplus                 .45/1      .43/1      .41/1      .35/1      .34/1
--------------------------------------------------------------------------------------------------------
    Policyholders' surplus                         $ 73,837   $ 72,133   $ 72,833   $ 77,662   $ 76,049
========================================================================================================

/1/ 1993 includes cumulative effect of the adoption of FASB Statement No. 109,
    "Accounting for Income Taxes" (see notes 1 and 6).
/2/ Based on weighted average number of common and common equivalent shares. /3/ Based on common shares outstanding.
/4/ Includes AVEMCO Insurance Company and its subsidiaries.

Management's
Discussion and
Analysis of
Financial
Condition and
Results of
Operations

Overview of Business

    The company's insurance subsidiaries underwrite aviation and other specialty insurance products. Non-aviation lines include lenders single interest, short-term health and pleasure marine. The insurance services businesses complement its insurance operations.

    The specialty lines of business, particularly the aviation and pleasure marine, are volatile from both a rate and claims perspective. As a result, the company's operating results are subject to significant fluctuations from year to year due to the impact of competition on premium pricing, the frequency and severity of claims activity, weather-related catastrophes, and general economic conditions.

    The company has and continues to emphasize rate discipline in all lines of its business. The aviation insurance sector, the company's primary line of business, has been engaged in an extremely competitive rate environment for quite some time. Recently, there has been some improvement of rates in the aviation insurance sector.

    To augment the aviation business, the company continues to develop, both internally and through acquisition, the growth of its non-aviation specialty lines and its insurance services business. Please refer to the Review of Operations section of this annual report for additional information on the company's business.


Liquidity and Capital Resources

Liquidity--(The company's Consolidated Statements of Cash Flows on page 31 detail the net cash provided and used by operating, investment, and financing activities.) The company's primary sources of operating funds are insurance premiums, commissions, service fees and investment revenues. Primary uses of operating funds are for claim payments to insureds, commissions, and other operating expenses. Operating activities provided $11.1 million, $11.8 million, and $17.9 million of net cash flow in 1995, 1994, and 1993, respectively. Since the level of operating cash flow is principally affected by premium production, paid loss activity, the sale of investment securities, and reinsurance recoveries received, operating cash flow could vary significantly from period to period.

    Net operating cash flow for 1995 and 1994 were similar. Net operating cash flow for 1994 decreased from that of 1993 primarily because of increased paid claims activity in 1994 and the effect of reinsurance recoverables received in 1993.

    Capital expenditures for property and equipment additions were $1.9 million, $700,000, and $1.0 million in 1995, 1994, and 1993, respectively. 1995 expenditures consisted primarily of costs associated with two subsidiary office relocations, assets acquired through two acquisitions, and the development of certain proprietary software systems. 1994 and 1993 additions were primarily comprised of computer hardware upgrades. The company does not anticipate a significant level of property and equipment capital expenditures during 1996. Other expenditures include the 1994 $2.0 million acquisition of assets from International Group Services, Inc., a third party administrator that specializes in short-term health insurance programs, and the 1993 $300,000 acquisition of KFA, Inc., an Oklahoma insurance agency that specializes in lenders single interest programs for financial institutions. The company continues to explore acquisition opportunities. All expenditures were financed principally by internally generated funds and incremental borrowing on the company's revolving credit facility.

    At December 31, 1995, the company had $18.4 million in cash and short-term investments. Additionally, $3.9 million of its fixed income portfolio is scheduled to mature in 1996. A further source of short-term liquidity includes a credit facility with a bank. $10.7 million is available under that commitment to address short-term cash needs. The company's investment portfolio is highly liquid, consisting principally of readily marketable securities. In developing its investment strategy, the company establishes a level of cash and highly liquid short- and intermediate-term securities which, combined with expected cash flow, is believed adequate to meet anticipated payment obligations. While short-term liquidity is considered adequate, long-term liquidity will be primarily dependent upon premium production and paid loss activity.


Investments--The company's investment portfolio represents 70% of its total assets. The company follows investment guidelines which, in addition to providing for an acceptable after-tax return on its investments, are structured to preserve capital, maintain sufficient liquidity to meet obliga-

Management's
Discussion and
Analysis
Continued

tions, and maintain what is considered an ample margin of capital and surplus to sustain planned writings of insurance. At December 31, 1995, 75% of the company's investments were in fixed income securities, 15% in equities, and 10% in short-term investments. The company's only real estate investments are in its operating facilities. Fixed income securities consist principally of high investment grade securities with an average maturity of about nine years. The company does not use derivative instruments, such as mortgage derivatives, options and structured notes, to leverage its investment portfolio. The company does not have any exposure to Orange County, California, obligations nor any investments in the obligations of the participants in the Orange County Investment Pool.

    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement, as it impacts the company, requires fixed maturities to be reported at fair value on the balance sheet with unrealized appreciation or depreciation, net of deferred tax effect, if any, charged or credited directly to stockholders' equity. The company prospectively implemented Statement No. 115 during the first quarter of 1994. Prior to the implementation, fixed maturities were reported at the lower of aggregate amortized cost or market.

    At December 31, 1995, the company's $149.5 million investment portfolio reflected after-tax appreciation of $4.9 million above its cost basis. This increase was prompted primarily by the decline in interest rates during the course of 1995.

    The company has classified its investments as available for sale. While the company has the ability to hold its investments until maturity, these securities may be sold prior to maturity in response to changing market and economic conditions or to maximize after-tax returns.

    The company had nominal realized investment gains and losses in 1995 and 1994, respectively. Realized investment gains of $9.6 million were generated in 1993. Decisions to sell securities are governed by considerations such as surplus exposure, tax consequences and investment opportunities. As a result, realized investment gains or losses can vary significantly from period to period. Most realized gains in 1993 arose as a result of selling equity securities. Additional realized gains were achieved in 1993 by changing the maturity target of the fixed income securities responding to changing market conditions. Funds provided from the sale and maturity of investment securities have been generally reinvested in other investment securities, thereby remaining in the investment portfolio. In 1993, $15 million of the $23 million of funds provided from the sale of equity securities was utilized to repurchase shares of the company's common stock as more fully described under Capital Resources. Additional information regarding the company's investment portfolio is detailed on page 26 and pages 33 and 34 of this annual report.


Loss Reserves--Historical experience, judgmental factors, adherence to a strategy of targeting rate adequacy, continual monitoring of reserve levels, and paying claims in a prompt fashion have all contributed to a favorable development of loss reserves during the past several years. A historical perspective of the company's loss reserve developments is included in Note 4 to the consolidated financial statements.

    The development of unpaid loss and loss adjustment expense refers to the difference between original estimates for unpaid losses and loss adjustment expenses and the re-evaluation of those estimates in subsequent years as loss payments are made and open claims adjusted to reflect current information. Redundant or favorable development occurs when original estimates are higher than subsequently paid or adjusted.

    During 1995, the company experienced overall favorable development of $2.5 million on gross unpaid losses and loss adjustment expenses. The 1995 favorable development compares with favorable development of $3.2 million and $700,000 in 1994 and 1993, respectively.

    The company experienced overall favorable development of $1.1 million on net unpaid loss and loss adjustment expenses after deducting reinsurance protections. This compares with favorable development of $2.9 million for 1994 and $2.4 million for 1993. The gross loss reserve development and net loss reserve development can vary significantly, as the level of reinsurance carried on any one risk is dependent upon several factors.

    The company's insurance specialty businesses are mostly short-tail in nature, meaning that claims are paid or settled in a relatively short time frame from the time reported. Nonetheless, the nature of the company's principal insurance specialty line, aviation, consists of low frequency, high severity claims, which can result in significant changes in the development of unpaid losses and loss adjustment expenses from period to period. The timing of salvage and subrogation recoveries could likewise affect the loss reserve development.

    The company did not experience any significant environmental claim activity during 1995, 1994 or 1993, and currently anticipates that activity in the future should not have a material adverse effect on the overall consolidated financial position of the company.


Reinsurance--The company's specialty lines of business, particularly aviation and pleasure marine, are volatile from both a rate and a claims perspective, leading to potentially wide swings in underwriting results. Accordingly, the company is a party to several reinsurance arrangements. These reinsurance arrangements are utilized to assist in limiting maximum loss, provide greater diversification of risk, reduce exposures on larger risks, and provide a level of protection from catastrophic events. The company routinely reviews and adjusts its reinsurance strategy, taking into account the anticipated future direction of its business, underwriting considerations such as rate and risk levels, conditions in the reinsurance marketplace and the cost-benefit relationship expected to be derived from such reinsurance arrangements. Most of the aviation business is covered under a quota share/surplus share reinsurance arrangement. Facultative reinsurance placements are also used, primarily on policies with limits larger than are covered by treaty reinsurance. The company's retention on its aviation business varies according to policy limits. The largest net aggregate amount retained in any one risk is $3.614 million. The company currently retains all of the pleasure marine business that it writes, subject to catastrophic reinsurance protections. Under its catastrophe reinsurance, which also covers the aviation business line, the company absorbs the first $2 million in losses, with catastrophe reinsurance protection to $10 million. The lenders single interest and short-term health business participate in proportional treaty reinsurance. For 1995, the company retained 85% of its premium production and ceded 15% to reinsurers under its various reinsurance arrangements. Twenty-six reinsurers participated in the 1995 reinsurance programs. Approximately 33% of amounts recoverable from reinsurers at December 31, 1995, are attributable to reinsurance arrangements with two reinsurers. No significant amounts recoverable from reinsurers have been written off as uncollectible in the past three years. Additional information regarding reinsurance is detailed in Note 9 to the consolidated financial statements.


Capital Resources--The annual dividends for 1995 and 1994 were $.46 per share and $.44 per share, respectively, marking the twentieth and nineteenth years in which the company has paid an increased dividend.

    The company's common stock repurchase program reflects continued efforts to effectively manage its capital base and enhance shareholder value. Its capital needs vary from period to period recognizing the volatility in the underwriting of its specialty insurance products. The aviation insurance industry continues in the longest competitive cycle in its history. The company acquired 208,700 of its common shares during 1995. Since inception of its stock repurchase program in the 1987 fourth quarter, the company has repurchased 6,207,380 shares of its stock at prices ranging from $9.75 to $22.00 per share. The Board of Directors' authorization at February 20, 1996, allows the company to repurchase an additional 124,717 shares should it so elect.

    On October 1, 1993, the company announced the sale by GEICO Corporation of
3.29 million of its 3.89 million shares of AVEMCO common stock. AVEMCO repurchased 2.3 million of these shares, a group of two institutional investors and their affiliates purchased 850,300 shares and

Management's
Discussion and
Analysis
Continued

AVEMCO's directors, officers, and profit sharing plan purchased 140,000 shares. The sale price was $17.50 per share. Consistent with the transaction, GEICO's two directors relinquished their seats on AVEMCO's board. AVEMCO financed its $40.2 million share of the purchase with its bank line of credit and with $15 million in proceeds generated from the sale of equity securities. The company also repurchased 110,000 additional shares during the course of 1993.

    The company utilized a combination of its revolving credit facility, a portion of the proceeds from the sale of investments, and funds generated by its subsidiaries operating activities to finance its capital management program. Funds provided by the company's principal subsidiary, AVEMCO Insurance Company, were paid through dividends. Regulatory restrictions on such dividends are detailed in Note 10 of the company's consolidated financial statements.

    The company's ability to support substantial future growth is reflected in its insurance subsidiary's ratio of net premiums written to statutory policyholders' surplus, a measure used by insurance regulators and analysts to evaluate liquidity and capital resources. The insurance subsidiary's ratio is currently 1.15 to 1; a general regulatory guideline is 3 to 1. The ratio of unpaid losses and expenses to surplus was .45 to 1. 1995 marked the 21st consecutive year and the 32nd in 35 years in business where an underwriting profit was achieved. The company currently is adequately capitalized to support future planned activities. The insurance subsidiary continues its "A+" (Superior) rating from A.M. Best. In addition, the insurance subsidiary's December 31, 1995, policyholders' surplus position substantially exceeded the minimum requirements as stipulated by insurance industry risk-based capital regulations.

Results of
Operations
1995 COMPARED TO 1994

Gross premiums written for 1995
increased over 1994 as follows:


                         (000's)
Line of Business      1995     1994
----------------    -------   ------
Aviation            $ 69,076  $56,812
Non-Aviation          31,072   33,840
                    --------  -------
Gross Premiums
Written             $100,148  $90,652
                    ========  =======
Net Premiums
Written             $ 85,540  $73,450
                    ========  =======

    Gross premiums written for aviation during 1995 increased by 22% over 1994. That increase resulted principally from the purchase of the aviation business of Aviation Underwriting Specialists (AUS) during the 1995 first quarter. In addition, there was new business growth. While the rate situation in the aviation insurance sector remains competitive, there has been some improvement. Market rates continued to rise during 1995, with more significant increases in the areas of high-valued aircraft hulls and with pilots who are transitioning to larger or more complex aircraft. Current expectations are that, due in part to more expensive and less available reinsurance, market rates will continue to rise.

    Gross premiums written on non-aviation lines were $31.1 million compared to $33.8 million in 1994. The drop in premium was principally attributable to the short-term health business, where there was a reduced level of participation in one profitable short-term health program, along with the discontinuance of another that was not meeting the company's underwriting objectives. These actions had the effect of reducing earned premium revenues when compared to 1994. The company plans to continue to build its participation in certain short-term health programs managed by International Group Services (IGS), which it acquired in December of 1994. The company also expects to begin participating late in 1996 on short-term health programs managed by Hinchcliff International (Hinchcliff), a subsidiary acquired in January 1996 for 120,000 shares of the company's stock. IGS and Hinchcliff are third-party administrators and producers of short-term health insurance programs, primarily covering foreign students who temporarily reside in the United States while attending colleges and universities.

    Lenders single interest gross premium writings were $16.6 million for 1995 contrasted to $16.3 million written in 1994. This particular insurance product, managed by Matterhorn Bank Programs, Inc., a consolidated subsidiary, protects a lenders retail installment portfolio primarily against risk of physical loss of or damage to property securing their installment loans should the borrower fail to maintain the required insurance. This business principally covers automobile loans and is thereby closely linked to automobile sales, which were relatively flat in 1995. Additionally, Matterhorn emphasizes rate discipline and will not write business at what it believes to be an inadequate rate.

    Pleasure marine gross premiums written for 1995 were $3.5 million, similar to that of 1994. The company continues to emphasize movement away from coastal exposures, given the frequency of weather-related events over the last several years. The company continues to retain 100% of the pleasure marine business it writes with the exception of reinsurance for catastrophic marine losses.

    Net premiums written for all lines of business reflect the business retained by the company after its reinsurance arrangements are considered. Net premiums written increased over 1994 because of the growth in the aviation business. Earned premium revenues of $80.5 million increased over 1994's $75.5 million, consistent with the increase in net premiums written.

    Commission revenues, consisting primarily of commissions received on reinsurance ceded and commissions produced by agency operations, net of amounts paid to agents, increased to $7.0 million in 1995 as compared to $6.4 million in 1994, primarily as a result of the IGS acquisition.

    Net investment income of $8.5 million was slightly above 1994's $8.2 million, principally due to an increase in average invested assets.

    Computer product and service revenues generated by The Wheatley Group, Ltd., a consolidated subsidiary, amounted to $10.2 million compared to $9.2 million for 1994. The revenue increase is principally attributable to an increase in hardware equipment sales.

    Realized investment gains and/or losses for 1995 and 1994 were nominal.

    From a claims standpoint, the net loss ratio for 1995 was 69.1% compared to 61.3% for 1994.


                                                              Net Loss Ratios
                                                             -----------------

   Line of Business                                            1995      1994
  ------------------                                          ------    ------
  Aviation                                                    68.7%     62.8%
  Non-Aviation                                                70.0%     59.2%
  All Lines                                                   69.1%     61.3%

    Net incurred losses and loss adjustment expenses were as follows:

                                                                  (000's)
    Line of Business                                          1995      1994
  --------------------                                      --------  --------
Aviation                                                    $36,575   $27,460
Non-Aviation                                                 19,030    18,850
                                                            -------   -------

Net Incurred
Losses                                                      $55,605   $46,310
                                                            =======   =======

    Net incurred losses on aviation claims increased compared to 1994. Claim activity on the growing book of higher-valued aircraft was a principal reason for the increase. The company experienced a difficult third quarter from a claims perspective. Historically, that quarter can be volatile since it is the peak season for aircraft and watercraft use. The company incurred several large hull claims during that period. The company did not experience an increase in claims frequency or severity on the liability side. Another reason for the increase in net incurred losses was due to the added claim activity on the aviation book of business acquired from AUS during the first quarter of 1995.

    There were no significant weather-related losses during 1995 or 1994. Additionally, the company has not incurred significant losses associated with the "Blizzard of 1996," which occurred shortly after the end of the year.

    Commission expense, representing costs incurred to generate business through the assumed reinsurance and agency markets, declined to $6.5 million in 1995, as compared to $7.2 million in 1994. This decrease is principally attributable to the decline in premiums related to the short-term health plans.

    Higher variable interest rates and a slightly higher level of bank borrowings increased interest expense to $4.2 million in 1995 from $3.7 million in 1994.

    Selling, general, and administrative expenses for 1995 increased over the prior year, primarily due to the acquisition of the AUS book of aviation business, the acquisition of the IGS business and additional costs incurred with the software business.

    Income tax expense decreased to $1.2 million in 1995 from $2.7 million in 1994 as pre-tax earnings were pre-

Management's
Discussion and
Analysis
Continued

dominantly comprised of non-taxable investment income in relation to income from fully taxable sources, such as underwriting and realized investment gains.

    The company's two California-licensed insurers settled their outstanding Proposition 103 matters with the California Department of Insurance during 1995. The company had previously provided for a potential rollback impact in prior years. Refund payments are expected to be made in 1996.

    In summary, increased claims activity in the aviation business and a reduced level of participation in two short-term health programs were the principal factors for the reduced level of earnings when compared to 1994.

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value-based method of accounting for all employee stock compensation plans. The company has elected to use the intrinsic value-based method of accounting, as permitted by the Statement.

    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement, as it affects the company, requires fixed maturities to be reported at fair value on the balance sheet with unrealized appreciation or depreciation, net of deferred tax effect, if any, charged or credited directly to stockholders' equity. The company implemented Statement No. 115 during the first quarter of 1994. Prior to the implementation, fixed maturities were reported at the lower of aggregate amortized cost or market.

    The company implemented Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in the first quarter of 1993 without restating prior years' financial statements. The adoption of Statement No. 109 resulted in a catch-up benefit of $943,000 or $.08 per share, which was reported separately as a cumulative effect of a change in accounting method in the consolidated statement of income for the year ended December 31, 1993.


Results of
Operations
1994 COMPARED TO 1993

    Gross premiums written for 1994 increased over 1993 as follows:


                        (000's)
Line of Business     1994     1993
----------------    -------  -------
Aviation            $56,812  $58,239
Non-Aviation         33,840   24,016
                    -------  -------
Gross Premiums
Written             $90,652  $82,255
                    =======  =======
Net Premiums
Written             $73,450  $62,456
                    =======  =======

    Gross premiums written for aviation during 1994 were 2% under the prior year. During 1994, the company strengthened underwriting criteria on certain classes of aviation business to increase its underwriting profitability. Additionally, the company continued to emphasize rate discipline, recognizing that the aviation insurance sector had been engaged in an extremely competitive rate environment for quite some time. The company had been unwilling to write aviation business at what it considers inadequate rates.

    Lenders single interest gross premium writings were $16.3 million for 1994, reflecting a 22% increase over that of 1993. Matterhorn's business principally covers automobile loans and is thereby closely linked to automobile sales, which continued to show upward trends in 1994. Additional growth in Matterhorn's business came from the previous acquisition by Matterhorn of KFA, Inc., in Oklahoma.

    Gross premiums written for short-term health programs were $13.9 million in 1994 versus $5.8 million for 1993. The company's experience in this market began a number of years ago with the development of the TravMed(R) product for United States citizens traveling abroad. In 1991 a similar product was developed for foreign students studying aviation curriculums in the United States. As an outgrowth of that activity, Brooks-Shettle Company, a consolidated subsidiary, with long-standing involvement in short-term health coverages, established an underwriting and reinsurance program for foreign nationals attending a broader range of studies in American colleges and universities. The company participated as an assuming reinsurer in that business during 1994. Toward the end of 1994, the company acquired certain assets of International Group Services, Inc. This third party administrator had approximately $12.3 million in short-term student health premiums under administration. The company plans to increase its insurance participation in this line of business through the acquisition.

    Pleasure marine gross premiums written for 1994 were $3.6 million compared to $4.4 million in 1993. That decline was expected because of the rate increases and the continued movement away from coastal exposures. Prior to 1994, underwriting results were adversely impacted by catastrophes that included Hurricanes Bob and Andrew and a few other coastal storms.

    Net premiums written increased over 1993 because of continued growth in the lenders single interest and short-term health lines and increased retention on the pleasure marine line. Earned premium revenues of $75.5 million increased over 1993's $62.7 million, consistent with the increase in net premiums written.

    Commission revenues increased over 1993 primarily because of the substantial growth in the lenders single interest and short-term health businesses.

    Net investment income of $8.2 million was under 1993's $9.0 million, principally due to a decline in average invested assets. During the 1993 second half, $15 million of equity securities were sold; the proceeds from those sales were used to repurchase a block of the company's common stock.

    Computer products and services revenues generated by The Wheatley Group, Ltd., a consolidated subsidiary, amounted to $9.2 million contrasted to $11.1 million for 1993. The revenue decline is principally attributable to a decrease in hardware equipment sales. Software revenues and services increased from $6.1 million in 1993 to $7.8 million in 1994. Wheatley contributed $1.7 million and $1.4 million to pre-tax operating earnings for 1994 and 1993, respectively.

    Realized losses on the sale of investments were $248,000 in 1994; realized gains on the sale of investments were $9.6 million in 1993. The majority of the 1993 gains arose from the sale of equity securities.

    From a claims standpoint, the net loss ratio for 1994 was 61.3% compared to 66.2% for 1993.


                                                             Net Loss Ratios
                                                            -----------------

 Line of Business                                            1994      1993
------------------                                          ------    ------
Aviation                                                     62.8%     71.1%
Non-Aviation                                                 59.2%     56.1%
All Lines                                                    61.3%     66.2%

    Net incurred losses and loss adjustment expenses were as follows:


                                                                 (000's)
 Line of Business                                            1994      1993
 ----------------                                           -------   -------
Aviation                                                    $27,460   $30,055
Non-Aviation                                                 18,850    11,447
                                                            -------   -------
Net Incurred
Losses                                                      $46,310   $41,502
                                                            =======   =======

    Net incurred losses on aviation claims declined compared to 1993. During 1994, the company strengthened underwriting criteria on certain classes of aviation business to increase underwriting profitability. Additionally, the company did not incur any significant weather-related losses. Weather-related losses for 1993, after reinsurance recoveries, amounted to $1.2 million and were principally related to the "Blizzard of 1993" and the "Midwest Flooding." Net incurred losses on the non-aviation lines of business were $18.9 million versus $11.4 million for 1993, principally due to increased claims on the lenders single interest and short-term health lines of business. Those increases are consistent with the premium growth in those businesses during the course of 1994.

    Commission expense increased to $7.2 million in 1994, as compared to $5.7 million in 1993. This increase was primarily attributable to the increase in assumed reinsurance business, particularly the short-term health programs.

    Higher variable interest rates, coupled with a larger average outstanding debt balance on the company's credit facility, increased interest expense to $3.7 million in 1994 from $2.3 million in 1993. Selling, general, and administrative expenses increased a modest 3% reflecting the company's continuing efforts to attain efficient operating cost structures throughout its various business units. The company also incurred approximately $600,000 in non-recur-

Management's
Discussion and
Analysis
Continued

ring advisory expenses related to a share repurchase transaction with GEICO in 1993.

    Income tax expense decreased in 1994 to $2.7 million from $4.2 million in 1993, principally as a result of the decline in realized investment gains from 1993's level. Those 1993 gains were taxed at the full 34% tax rate.

Composition of net earnings was as follows:


                                  (000's)
                              1994       1993
                             -------    -------
Operations                   $10,997    $ 8,270
Realized Investment
    Gains (Losses)              (164)     6,359
FASB Tax
    Implementation              --          943
                             -------    -------
Net earnings                 $10,833    $15,572
                             =======    =======

Results of
Operations
1993 COMPARED TO 1992

    Premium production for 1993 increased over 1992 as follows:


                                  (000's)
Line of Business              1993       1992
----------------            -------    -------
Aviation                    $58,239    $57,899
Non-Aviation                 24,016     21,561
                            -------    -------
Gross Premiums
Written                     $82,255    $79,460
                            =======    =======
Net Premiums
Written                     $62,456    $57,560
                            =======    =======

    Gross premiums written for aviation during 1993 were slightly above the prior year. The rate situation in the aviation insurance sector remained competitive. While there were instances of rate increases, they appeared to be limited adjustments in prices by product or aircraft type, and not abrupt shifts.

    Lenders single interest gross premium writings were $13.3 million for 1993, reflecting a 24% increase over 1992. During the summer of 1993 Matterhorn acquired KFA, Inc., of Oklahoma City, Oklahoma. This business closely parallels that of Matterhorn, with most of the premiums generated from programs designed to protect automobile retail installment loan portfolios.

    Gross premiums written for short-term health programs (primarily covering foreign students temporarily residing in the United States) were $5.8 million in 1993 versus $3.6 million for 1992. This particular insurance product line commenced during the 1992 second half.

    Pleasure marine gross premiums written for 1993 were $4.4 million compared to $6.6 million in 1992. During the past two years, underwriting performance had been adversely impacted by catastrophes from Hurricanes Bob and Andrew, and a few other coastal storms. This increased claim activity prompted significant increases in the Group's marine reinsurance costs, and, as a result, the company modified its operations for 1993. Rates were increased, coastal underwriting exposure was reduced, and proportional treaty reinsurance was eliminated with 100% of the business retained, but covered by catastrophe reinsurance.

    Net premiums written increased over 1992 because of continued growth in the lenders single interest and short-term health lines and increased retention on the pleasure marine line. Earned premium revenues of $62.7 million increased over 1992's $57.4 million, consistent with the increase in net premiums written.

    Commission revenues were under that of 1992 because of the increased retention on the pleasure marine business in 1993.

    Net investment income of $9.0 million was slightly under 1992's $9.2 million due to a decline in average invested assets as well as investment yields. $15 million of equity securities were sold in the 1993 third quarter; the proceeds from those sales were used to repurchase a block of the company's common stock.

    Computer products and services revenues increased to $11.1 million in 1993 compared to 1992's $4.8 million. The increase is principally attributable to hardware equipment sales. Wheatley became an IBM authorized industry remarketer of IBM's AS/400 mid-range computers in the fall of 1992. Wheatley contributed $1.4 million to pre-tax operating earnings in 1993; for 1992, it had an operating loss of $132,000.

    Realized gains on the sales of investments were $9.6 million in 1993 versus $2.7 million in 1992. The majority of the gains arose from the sale of equity securities during the 1993 third quarter. The company used $15 million in proceeds from those sales to repurchase a block of its common stock more fully discussed elsewhere in this report.

    From a claims standpoint, the net loss ratio for 1993 was 66.2% compared to 64.1% for 1992.


                                                              Net Loss Ratios
                                                             -----------------
Line of Business                                               1993      1992
----------------                                             --------  -------
Aviation                                                      71.1%     69.0%
Non-Aviation                                                  56.1%     49.1%
All Lines                                                     66.2%     64.1%

    Net incurred losses and loss adjustment expenses were as follows:


                                                                   (000's)
    Line of Business                                           1993      1992
   ------------------                                        --------  -------
Aviation                                                     $30,055   $29,842
Non-Aviation                                                  11,447     6,941
                                                             --------  -------
Net Incurred
Losses                                                       $41,502   $36,783
                                                             =======   =======

    Net incurred losses on the non-aviation lines of business moved from $6.9 million in 1992 to $11.4 million in 1993, due to increased claims on the lenders single interest and short-term health lines of business. Those increases were consistent with the premium growth in those businesses during the course of 1993. Aviation claims increased slightly over 1992 due to large aviation claims incurred. These claims were partially offset by salvage and subrogation recoveries. Weather-related losses for 1993, after reinsurance recoveries, amounted to $1.2 million and were principally related to the "Blizzard of 1993" and the "Midwest Flooding" during the third quarter of 1993. Weather-related losses for 1992 aggregated $1.1 million and involved Hurricane Andrew and a "Nor'easter" which struck in the 1992 fourth quarter. The company did not experience any significant claims activity related to the earthquake which struck southern California shortly after year end 1993.

    Commission expense decreased to $5.7 million in 1993 as compared to $7.0 million in 1992. This decrease is primarily attributed to the company's consolidation of its AVEMCO Insurance Company and National Aviation Underwriters, Inc., sales and marketing operations into one unit during 1993. This consolidation had the effect of eliminating commissions paid to non-consolidated group insurance companies by issuing policies directly through AVEMCO Insurance Company and National Assurance Underwriters, Inc.

    Selling, general, and administrative expenses for 1993 amounted to $31.8 million versus $29.8 million in 1992. Wheatley had increased costs consistent with its revenue growth for the year. In addition, the company incurred approximately $600,000 in non-recurring advisory expenses related to a share repurchase transaction with GEICO.

    Income tax expense increased in 1993 to $4.2 million compared to $1.2 million in 1992, principally as a result of the increase in realized investment gains which were fully taxable.

    Net earnings in 1993 were also impacted by the continuing uncertainties regarding the implementation of California Proposition 103. Numerous legal challenges and complex issues remained unresolved at December 31, 1993. The company's requests for the California Department of Insurance's approval of its pre-Proposition 103 rates were delayed and a hearing set for some indefinite date. As a result, net earnings for the year ended December 31, 1993, were reduced by $99,000 to reflect an estimated potential impact on 1993 net earnings resulting from Proposition 103, should the company's filings not be approved.

Consolidated  Investment
Portfolio Summary
AVEMCO Corporation
and Subsidiaries




                                                             December 31, 1995
                                       -------------------------------------------------------------
                                         Amortized           Fair             Carrying
                                           Cost             Value              Amount       Percent
----------------------------------------------------------------------------------------------------
Fixed Maturities:
    Bonds
     Federal Government               $  9,946,000       $ 10,280,000       $ 10,280,000        6.8
----------------------------------------------------------------------------------------------------
     State and Municipal                20,505,000         21,344,000         21,344,000       14.3
----------------------------------------------------------------------------------------------------
     Revenue Authority                  71,688,000         75,454,000         75,454,000       50.4
----------------------------------------------------------------------------------------------------
     Industrial                            237,000            241,000            241,000         .2
----------------------------------------------------------------------------------------------------
    Redeemable preferred stocks          4,692,000          4,817,000          4,817,000        3.2
----------------------------------------------------------------------------------------------------
      Total fixed maturities           107,068,000        112,136,000        112,136,000       74.9
----------------------------------------------------------------------------------------------------
Equity Securities:
    Common stocks
     Bank and Insurance Companies          393,000            535,000            535,000         .4
----------------------------------------------------------------------------------------------------
     Industrial                          5,765,000          8,218,000          8,218,000        5.5
----------------------------------------------------------------------------------------------------
    Nonredeemable preferred stocks      14,041,000         13,771,000         13,771,000        9.2
----------------------------------------------------------------------------------------------------
      Total equity securities           20,199,000       $ 22,524,000         22,524,000       15.1
----------------------------------------------------------------------------------------------------
Short Term Investments, at Cost         14,884,000                            14,884,000       10.0
----------------------------------------------------------------------------------------------------
Total Investment Portfolio            $142,151,000                         $149,544,000       100.0
----------------------------------------------------------------------------------------------------

Consolidated
Fixed Maturities
Portfolio
Maturity Table

                                               December 31, 1995
                            ------------------------------------------------------------
                                    Amortized                      Fair
Maturity                              Cost          Percent        Value         Percent
----------------------------------------------------------------------------------------
Less than one year              $  3,909,000          3.7       $  3,953,000      3.5
----------------------------------------------------------------------------------------
1 to 3 years                       8,755,000          8.2          9,094,000      8.1
----------------------------------------------------------------------------------------
3 to 5 years                      13,593,000         12.7         14,191,000     12.7
----------------------------------------------------------------------------------------
5 to 10 years                     29,352,000         27.4         31,366,000     28.0
----------------------------------------------------------------------------------------
Over 10 years                     51,459,000         48.0         53,532,000     47.7
----------------------------------------------------------------------------------------
                                $107,068,000        100.0       $112,136,000    100.0
========================================================================================

26

Consolidated
Statements of
Income

AVEMCO Corporation
and Subsidiaries



                                                  Years Ended December 31,
                                         -------------------------------------------
                                             1995           1994           1993
------------------------------------------------------------------------------------
Revenues:
    Premiums earned (note 9)             $ 80,458,000   $ 75,518,000   $ 62,702,000
------------------------------------------------------------------------------------
    Commissions                             7,046,000      6,418,000      5,909,000
------------------------------------------------------------------------------------
    Net investment income (note 2)          8,498,000      8,245,000      9,004,000
------------------------------------------------------------------------------------
    Computer products and services         10,188,000      9,185,000     11,129,000
------------------------------------------------------------------------------------
    Realized gain (loss) on sale of
     investments (note 2)                     575,000       (248,000)     9,634,000
------------------------------------------------------------------------------------
    Other revenues                          6,439,000      5,472,000      5,523,000
------------------------------------------------------------------------------------
      Total revenues                      113,204,000    104,590,000    103,901,000
====================================================================================
Expenses:
    Losses and loss adjustment
     expenses (notes 4 and 9)              55,605,000     46,310,000     41,502,000
------------------------------------------------------------------------------------
    Commissions                             6,513,000      7,159,000      5,716,000
------------------------------------------------------------------------------------
    Interest (note 7)                       4,224,000      3,725,000      2,338,000
------------------------------------------------------------------------------------
    Cost of computer hardware sold          1,961,000      1,032,000      3,676,000
------------------------------------------------------------------------------------
    Selling, general and
     administrative expenses               35,799,000     32,825,000     31,816,000
------------------------------------------------------------------------------------
      Total expenses                      104,102,000     91,051,000     85,048,000
====================================================================================
Earnings before income taxes and cumulative
 effect of a change in accounting principle 9,102,000     13,539,000     18,853,000
------------------------------------------------------------------------------------
Income taxes (note 6):
    Current provision                       1,287,000      2,679,000      3,457,000
------------------------------------------------------------------------------------
    Deferred provision (benefit)             (103,000)        27,000        767,000
------------------------------------------------------------------------------------
      Total income taxes                    1,184,000      2,706,000      4,224,000
====================================================================================
Earnings before cumulative effect of
 a change in accounting principle           7,918,000     10,833,000     14,629,000
------------------------------------------------------------------------------------
Cumulative effect of change in
 accounting for income taxes (note 6)              --             --        943,000
------------------------------------------------------------------------------------
      Net earnings                       $  7,918,000   $ 10,833,000   $ 15,572,000
====================================================================================
Earnings per common and common
 equivalent share (note 10):

 Earnings before cumulative effect of
  a change in accounting principle       $        .90   $       1.20   $       1.33
------------------------------------------------------------------------------------
 Cumulative effect of change in
  accounting for income taxes                      --             --            .08
------------------------------------------------------------------------------------
      Net earnings                       $        .90   $       1.20   $       1.41
====================================================================================
Weighted average number of common
 and common equivalent shares               8,845,857      9,019,322     11,041,447
====================================================================================

See accompanying notes to consolidated financial statements.

Consolidated
Balance Sheets

AVEMCO Corporation
and Subsidiaries

December 31, 1995 and 1994


Assets                                                     1995          1994
====================================================================================
Investments (note 2):
 Fixed maturities,
   at fair value (amortized cost $107,068,000;
   $104,601,000 in 1994)                              $112,136,000    $104,489,000
------------------------------------------------------------------------------------
 Equity securities, at fair value (cost
   $20,199,000; $22,783,000 in 1994)                    22,524,000      21,619,000
------------------------------------------------------------------------------------
    Short-term investments, at cost which
        approximates fair value                         14,884,000      10,270,000
------------------------------------------------------------------------------------

        Total investments                              149,544,000     136,378,000
------------------------------------------------------------------------------------

Cash                                                     3,466,000       5,191,000
------------------------------------------------------------------------------------

Receivables:
 Premiums                                               16,406,000      13,248,000
------------------------------------------------------------------------------------
 Reinsurance recoverable (note 9)                       14,292,000      16,903,000
------------------------------------------------------------------------------------
 Other, net                                              8,231,000       6,784,000
------------------------------------------------------------------------------------

        Total receivables                               38,929,000      36,935,000
------------------------------------------------------------------------------------

Deferred policy acquisition costs                        5,511,000     4,922,000
------------------------------------------------------------------------------------

Prepaid reinsurance premiums (note 9)                    5,178,000     4,924,000
------------------------------------------------------------------------------------

Property and equipment, at cost, less accumulated
 depreciation (note 3)                                   8,051,000     7,532,000
------------------------------------------------------------------------------------

Deferred income tax assets (note 6)                             --     1,492,000
------------------------------------------------------------------------------------

Other assets, net                                        3,123,000     3,976,000
------------------------------------------------------------------------------------

        Total assets                                  $213,802,000  $201,350,000
====================================================================================

See accompanying notes to consolidated financial statements.


Liabilities and Stockholders' Equity                      1995           1994
------------------------------------------------------------------------------------

Liabilities:

 Unpaid losses and loss adjustment expenses (note 4)  $ 42,305,000   $ 41,202,000
------------------------------------------------------------------------------------

    Unearned premiums                                   32,363,000     27,001,000
------------------------------------------------------------------------------------

    Accounts payable, accrued expenses, and
     other liabilities                                  16,009,000     17,406,000
------------------------------------------------------------------------------------

    Ceded reinsurance premiums payable                   5,047,000      5,531,000
------------------------------------------------------------------------------------

    Deferred income tax liabilities (note 6)             1,352,000         --
------------------------------------------------------------------------------------
    Debt (note 7)                                       54,967,000     54,600,000
------------------------------------------------------------------------------------
        Total liabilities                              152,043,000    145,740,000
------------------------------------------------------------------------------------
Stockholders' Equity (notes 2, 5, 7, and 10):
 Preferred stock, par value, $10.00 per share;
  500,000 shares authorized; none issued                   --             --
------------------------------------------------------------------------------------
 Common stock, par value, $.10 per share;
  20,000,000 shares authorized; 11,551,161
   issued; 11,543,361 in 1994                            1,155,000      1,154,000
------------------------------------------------------------------------------------

  Additional paid-in capital                             18,293,000     18,206,000
------------------------------------------------------------------------------------

  Net unrealized appreciation (depreciation)
   on investments                                         4,879,000       (842,000)
------------------------------------------------------------------------------------

  Foreign currency translation adjustments                (182,000)      (205,000)
------------------------------------------------------------------------------------
  Retained earnings                                     88,184,000     84,285,000
------------------------------------------------------------------------------------
                                                       112,329,000    102,598,000
------------------------------------------------------------------------------------
  Less treasury stock, 2,901,741 shares in 1995
   and 2,693,041 in 1994, at cost                      (50,570,000)   (46,988,000)
------------------------------------------------------------------------------------

        Total stockholders' equity                      61,759,000     55,610,000
------------------------------------------------------------------------------------

    Contingent liabilities (note 9)

       Total liabilities and
        stockholders' equity                          $213,802,000   $201,350,000
====================================================================================

Consolidated
Statements of
Stockholders' Equity

AVEMCO Corporation
and Subsidiaries

Three Years Ended December 31, 1995

                                         Common Stock                      Net Unrealized     Foreign
                                   ------------------------    Additional   Appreciation/     Currency
                                      Shares          Par       Paid-in     (Depreciation)   Translation     Retained
                                      Issued         Value      Capital     on Investments   Adjustments     Earnings
                                   ========================================================================================
Year ended December 31, 1993

Balance at beginning of year       11,508,811     $1,151,000   $17,786,000   $ 4,644,000    $(110,000)     $ 66,103,000
----------------------------------------------------------------------------------------------------------------------------
Net earnings                           --             --           --             --            --           15,572,000
----------------------------------------------------------------------------------------------------------------------------
Dividends declared
 ($.42 per share)                      --             --           --             --            --           (4,294,000)
----------------------------------------------------------------------------------------------------------------------------
Change in net unrealized
 appreciation on equity securities     --             --           --         (4,360,000)       --               --
----------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options       26,050          2,000       350,000        --            --               --
----------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock             --             --           --             --            --               --
----------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
 adjustments                           --             --           --             --          (59,000)           --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year             11,534,861      1,153,000    18,136,000       284,000     (169,000)       77,381,000
----------------------------------------------------------------------------------------------------------------------------


Year ended December 31, 1994

Net earnings                           --             --           --             --            --           10,833,000
----------------------------------------------------------------------------------------------------------------------------
Dividends declared
    ($.44 per share)                   --             --           --             --            --           (3,929,000)
----------------------------------------------------------------------------------------------------------------------------
Cumulative net unrealized
 appreciation on fixed
 maturities at January 1, 1994         --             --           --         4,922,000         --               --
----------------------------------------------------------------------------------------------------------------------------
Change in net unrealized appreciation
 (depreciation) on investments         --             --           --        (6,048,000)         --              --
----------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options        8,500          1,000        70,000        --             --              --
----------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock             --             --           --             --             --              --
----------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
 adjustments                           --             --           --             --          (36,000)           --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year            11,543,361       1,154,000    18,206,000     (842,000)     (205,000)       84,285,000
----------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1995

Net earnings                           --             --           --             --             --           7,918,000
----------------------------------------------------------------------------------------------------------------------------
Dividends declared
 ($.46 per share)                      --             --           --             --             --          (4,019,000)
----------------------------------------------------------------------------------------------------------------------------
Change in net unrealized appreciation
 (depreciation) on investments         --             --           --         5,721,000          --              --
----------------------------------------------------------------------------------------------------------------------------
Exercise of common stock options        7,800          1,000        87,000        --             --              --
----------------------------------------------------------------------------------------------------------------------------
Repurchase of common stock             --               --           --           --             --              --
----------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
 adjustments                           --               --           --           --           23,000            --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year             11,551,161     $1,155,000   $18,293,000   $4,879,000     $(182,000)      $88,184,000
============================================================================================================================

                                                               Total
                                                Treasury    Stockholders'
                                                 Stock         Equity
                                               =============================
Year ended December 31, 1993

Balance at beginning of year                    $  (359,000)    $89,215,000
----------------------------------------------------------------------------
Net earnings                                          --         15,572,000
----------------------------------------------------------------------------
Dividends declared
 ($.42 per share)                                     --         (4,294,000)
----------------------------------------------------------------------------
Change in net unrealized
 appreciation on equity securities                    --         (4,360,000)
----------------------------------------------------------------------------
Exercise of common stock options                      --            352,000
----------------------------------------------------------------------------
Repurchase of common stock                      (42,496,000)    (42,496,000)
----------------------------------------------------------------------------
Foreign currency translation
 adjustments                                          --            (59,000)
----------------------------------------------------------------------------
Balance at end of year                          (42,855,000)     53,930,000
----------------------------------------------------------------------------


Year ended December 31, 1994

Net earnings                                          --         10,833,000
----------------------------------------------------------------------------
Dividends declared
    ($.44 per share)                                  --         (3,929,000)
----------------------------------------------------------------------------
Cumulative net unrealized
 appreciation on fixed
 maturities at January 1, 1994                        --          4,922,000
----------------------------------------------------------------------------
Change in net unrealized appreciation
 (depreciation) on investments                        --         (6,048,000)
----------------------------------------------------------------------------
Exercise of common stock options                      --             71,000
----------------------------------------------------------------------------
Repurchase of common stock                       (4,133,000)     (4,133,000)
----------------------------------------------------------------------------
Foreign currency translation
 adjustments                                          --            (36,000)
----------------------------------------------------------------------------
Balance at end of year                          (46,988,000)     55,610,000
----------------------------------------------------------------------------
Year ended December 31, 1995

Net earnings                                          --          7,918,000
----------------------------------------------------------------------------
Dividends declared
 ($.46 per share)                                     --         (4,019,000)
----------------------------------------------------------------------------
Change in net unrealized appreciation
 (depreciation) on investments                        --          5,721,000
----------------------------------------------------------------------------
Exercise of common stock options                      --             88,000
----------------------------------------------------------------------------
Repurchase of common stock                       (3,582,000)     (3,582,000)
----------------------------------------------------------------------------
Foreign currency translation
 adjustments                                          --             23,000
----------------------------------------------------------------------------
Balance at end of year                         $(50,570,000)    $61,759,000
============================================================================

See accompanying notes to consolidated financial statements.

Consolidated
Statements of
Cash Flows

AVEMCO Corporation
and Subsidiaries


                                                   Years Ended December 31,
                                       ===========================================
                                            1995          1994           1993
Operating Activities:
Net earnings                           $  7,918,000   $ 10,833,000   $ 15,572,000
----------------------------------------------------------------------------------
Adjustments to reconcile net earnings
 to cash flows from operating activities:
  Depreciation and amortization           1,604,000      1,348,000      1,318,000
----------------------------------------------------------------------------------
  Deferred tax expense (benefit)           (103,000)        27,000        767,000
----------------------------------------------------------------------------------
  Realized (gain) loss on sale of
   investments                             (575,000)       248,000     (9,634,000)
----------------------------------------------------------------------------------
  Realized (gain) loss on sale of
   property and equipment                    14,000         (4,000)        37,000
----------------------------------------------------------------------------------
  Cumulative effect of change in
   accounting for income taxes               --             --           (943,000)
----------------------------------------------------------------------------------

  Change in:
    Receivables                          (1,994,000)     5,329,000      9,606,000
----------------------------------------------------------------------------------
    Deferred policy acquisition costs      (589,000)        70,000        462,000
----------------------------------------------------------------------------------
    Prepaid reinsurance premiums            254,000      1,626,000      1,070,000
----------------------------------------------------------------------------------
    Unpaid losses and loss
     adjustment expenses                  1,103,000     (4,577,000)    (1,727,000)
----------------------------------------------------------------------------------
    Unearned premiums                     5,362,000     (3,737,000)    (1,336,000)
----------------------------------------------------------------------------------
    Ceded reinsurance premiums payable     (484,000)    (1,617,000)       927,000
----------------------------------------------------------------------------------
    Accounts payable, accrued
     expenses and other                  (1,448,000)     2,249,000      1,775,000
----------------------------------------------------------------------------------
        Net cash flows provided from
          operating activities           11,062,000     11,795,000     17,894,000
----------------------------------------------------------------------------------

Investment Activities:
Proceeds from sale of fixed maturities   23,318,000     22,747,000     63,574,000
----------------------------------------------------------------------------------
Proceeds from redemption of fixed
 maturities                              13,227,000     13,036,000     14,870,000
----------------------------------------------------------------------------------
Proceeds from sale of equity securities  14,692,000      7,711,000     23,044,000
----------------------------------------------------------------------------------
Purchase of fixed maturities            (45,225,000)   (26,673,000)   (66,639,000)
----------------------------------------------------------------------------------
Purchase of equity securities            (5,181,000)   (14,270,000)   (18,577,000)
----------------------------------------------------------------------------------
Net purchase of short-term investments   (4,614,000)    (1,494,000)    (1,457,000)
----------------------------------------------------------------------------------
Proceeds from sale of property and
 equipment                                    9,000         11,000         51,000
----------------------------------------------------------------------------------
Purchase of property, equipment, and
 long-term assets                        (1,867,000)    (2,699,000)    (1,262,000)
----------------------------------------------------------------------------------
        Net cash flows provided from
         (used by) investment activities (5,641,000)    (1,631,000)    13,604,000
----------------------------------------------------------------------------------

Financing Activities:
Proceeds from borrowings                 11,700,000     12,700,000     49,251,000
----------------------------------------------------------------------------------
Principal payments on debt              (11,333,000)   (12,600,000)   (33,751,000)
----------------------------------------------------------------------------------
Proceeds from exercise of common
 stock options                               88,000         71,000        352,000
----------------------------------------------------------------------------------
Dividends to stockholders                (4,019,000)    (3,929,000)    (4,294,000)
----------------------------------------------------------------------------------
Repurchase of common stock               (3,582,000)    (4,133,000)   (42,496,000)
----------------------------------------------------------------------------------
        Net cash flows used by
         financing activities            (7,146,000)    (7,891,000)   (30,938,000)
----------------------------------------------------------------------------------

Net increase (decrease) in cash          (1,725,000)     2,273,000        560,000
----------------------------------------------------------------------------------
Cash, beginning of year                   5,191,000      2,918,000      2,358,000
----------------------------------------------------------------------------------
Cash, end of year                      $  3,466,000   $  5,191,000   $  2,918,000
==================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated
Financial Statements

AVEMCO Corporation and Subsidiaries

December 31, 1995, 1994, and 1993

1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

    The consolidated financial statements include the accounts of AVEMCO Corporation and all of its subsidiaries ("the company"). All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to conform to the 1995 presentation.

    The company's insurance subsidiaries underwrite aviation and other specialty insurance products. Non-aviation lines include lenders single interest, short-term health and pleasure marine. The insurance service businesses complement the insurance operations and are concentrated in claims management, specialty insurance administration, reinsurance brokerage, worldwide emergency assistance, and computer systems for the property/casualty insurance industry.

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Insurance Premiums and Commissions

    Premiums on insurance policies written are recognized, net of ceded premiums, principally on a monthly pro rata basis over the terms of individual policies. Commissions on reinsurance are included in the computation of deferred policy acquisition costs and thereby are partially deferred (see note 1(e)).

(c) Computer Products and Services

    Revenue from custom software products is recognized using the percentage of completion method of accounting. Other software contracts are recognized when delivery has occurred, other remaining vendor obligations are no longer significant, and collectibility is probable. Computer hardware is recognized when delivery has occurred. Maintenance support is recognized pro rata over the term of the maintenance agreement.

(d) Unpaid Losses and Loss Adjustment Expenses

    The liability for insurance losses is determined by aggregating the estimated liability on both individually reported and incurred but not reported claims. The liability for adjustment expenses on losses incurred but not settled is determined on the basis of historical experience of adjustment expenses in relation to losses incurred. Estimated amounts of salvage recoverable on paid and unpaid losses are recorded as a reduction of unpaid losses. Claims are continually monitored and management believes that the liability for losses and loss adjustment expenses at December 31, 1995 and 1994, is adequate to cover the ultimate liability. However, such estimates may be more or less than the amount ultimately paid when the claims are settled (see note 4).

(e) Deferred Policy Acquisition Costs

    Policy acquisition costs (such as premium taxes, commissions paid on reinsurance assumed, and a portion of other underwriting expenses) incurred in the writing of insurance business are deferred and amortized over the terms of the insurance policies. Anticipated losses and loss expenses, based on historical and current experience, are considered in determining the recoverability of deferred acquisition costs.

(f) Investments

    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement, as it impacts the company, requires fixed maturities to be reported at fair value on the balance sheet with unrealized appreciation or depreciation, net of deferred tax effect, if any, charged or credited directly to stockholders' equity. The company prospectively implemented Statement No. 115 during the first quarter of 1994. Prior to the implementation, fixed maturities were reported at the lower of aggregate amortized cost or market.

    Investments in fixed maturities (bonds and redeemable preferred stock) are considered as available for sale and are carried at fair value, as determined by quoted market prices. The company has the ability to hold all fixed maturity investments until their maturity. However, securities may be sold to take advantage of market and economic conditions or as part of the company's investment strategy. Equity securities (common stock and non-redeemable preferred stock) are classified as available for sale and are carried at fair value, as determined by quoted market prices. Gain or loss on securities transactions are recognized as realized, or when other than temporary declines occur, and are determined by the identified certificate method. Unrealized appreciation or depreciation of equity securities and, beginning in 1994, fixed maturity investments, net of deferred tax effect, if any, are excluded from net earnings and credited or charged directly to stockholders' equity (see note 2).

(g) Depreciation and Amortization

    Property and equipment are depreciated by straight-line and accelerated methods over their useful lives, which range from three years for certain equipment to 45 years for certain buildings.

    Intangible costs of acquisitions, included in other assets, are amortized on a straight-line basis over their useful lives ranging from three to 15 years.

(h) Income Taxes

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement No. 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Effective January 1, 1993, the company implemented Statement No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.

(i) Earnings Per Share

    Earnings per share are based on the weighted average number of common and common equivalent shares outstanding during the year. Outstanding common stock options, when dilutive, are considered to be common stock equivalents for the purpose of this calculation. The weighted average number of common and common equivalent shares has been impacted by the company's continuing common stock repurchase program implemented in 1987.



2
INVESTMENTS

In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement, as it affects the company, requires fixed maturities to be reported at fair value on the balance sheet with unrealized appreciation or depreciation, net of deferred tax effect, if any, charged or credited directly to stockholders' equity. The company implemented Statement No. 115 during the first quarter of 1994. Prior to the implementation, fixed maturities were reported at the lower of aggregate amortized cost or market.

The following summarizes the amortized cost, unrealized gains and losses, and fair value of investments in fixed income securities at December 31, 1995, 1994, and 1993. Bonds consist primarily of debt securities issued by states and political subdivisions.


                                    Unrealized
                                 ----------------
                       Amortized
                          Cost        Gains       Losses     Fair Value
------------------------------------------------------------------------
December 31, 1995:
Bonds                 $102,376,000  $5,219,000  $  276,000  $107,319,000
------------------------------------------------------------------------
Redeemable
 preferred
 stocks                  4,692,000     145,000      20,000     4,817,000
------------------------------------------------------------------------
Total                 $107,068,000  $5,364,000  $  296,000  $112,136,000
========================================================================
December 31, 1994:
Bonds                 $ 96,114,000  $2,830,000  $2,794,000  $ 96,150,000
------------------------------------------------------------------------
Redeemable
 preferred
 stocks                  8,487,000      10,000     158,000     8,339,000
------------------------------------------------------------------------
Total                 $104,601,000  $2,840,000  $2,952,000  $104,489,000
========================================================================
December 31, 1993:
Bonds                 $113,887,000  $7,755,000  $  298,000  $121,344,000
========================================================================

The amortized cost and estimated fair value of fixed income securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                            December 31, 1995
                      --------------------------
                        Amortized       Fair
Maturity                  Cost         Value
------------------------------------------------
Less than one year    $  3,909,000  $  3,953,000
------------------------------------------------
1 to 3 years          $  8,755,000  $  9,094,000
------------------------------------------------
3 to 5 years          $ 13,593,000  $ 14,191,000
------------------------------------------------
5 to 10 years         $ 29,352,000  $ 31,366,000
------------------------------------------------
Over 10 years         $ 51,459,000  $ 53,532,000
------------------------------------------------
   Total              $107,068,000  $112,136,000
================================================

The company has $10,161,000 of fixed income securities at December 31, 1995, pledged with regulators and treasurers of various states and the Canadian national government for protection of its policyholders and creditors as required by various state and Canadian national government insurance regulations.

Notes to Consolidated
Financial Statements
Continued

The following summarizes the cost, unrealized gains and losses, and fair value of investments in equity securities at December 31, 1995, 1994, and 1993:


                                         Unrealized
                                   ----------------------
                         Cost        Gains       Losses    Fair Value
----------------------------------------------------------------------
December 31, 1995:
Common
 stocks               $ 6,158,000  $2,609,000  $  14,000   $ 8,753,000
----------------------------------------------------------------------
Preferred
 stocks                14,041,000     243,000     513,000   13,771,000
----------------------------------------------------------------------
        Total         $20,199,000  $2,852,000  $  527,000  $22,524,000
======================================================================
December 31, 1994:
Common
 stocks               $ 6,871,000  $  371,000  $  180,000  $ 7,062,000
----------------------------------------------------------------------
Preferred
 stocks                15,912,000       6,000   1,361,000   14,557,000
----------------------------------------------------------------------
        Total         $22,783,000  $  377,000  $1,541,000  $21,619,000
======================================================================
December 31, 1993:
Common
 stocks               $   858,000  $  279,000  $   63,000  $ 1,074,000
----------------------------------------------------------------------
Preferred
 stocks               $15,432,000  $  252,000      37,000  $15,647,000
----------------------------------------------------------------------
        Total         $16,290,000  $  531,000  $  100,000  $16,721,000
======================================================================

Below are the changes, as reflected in stockholders' equity, in net unrealized appreciation (depreciation) in fair value, net of applicable income taxes, of investments in fixed maturities and equity securities for the years ended December 31, 1995 and 1994, and investments in equity securities for the year ended December 31, 1993:


                                     1995          1994           1993
                                 -----------------------------------------

Fixed maturities                 $3,419,000    $(4,995,000)   $    --
--------------------------------------------------------------------------
Equity securities                 2,302,000     (1,053,000)    (4,360,000)
--------------------------------------------------------------------------
Net change for year               5,721,000     (6,048,000)    (4,360,000)
--------------------------------------------------------------------------
Cumulative net unrealized
 appreciation on fixed
 maturities at January 1, 1994       --          4,922,000         --
--------------------------------------------------------------------------
Net unrealized appreciation
 (depreciation), beginning of
 year                              (842,000)       284,000      4,644,000
--------------------------------------------------------------------------
Net unrealized appreciation
 (depreciation), end of year     $4,879,000    $  (842,000)   $   284,000
==========================================================================

The unrealized decrease in the fair value of investments in fixed maturities was $42,000 for the year ended December 31, 1993.


Net investment income consists of the following for the years ended December 31, 1995, 1994, and 1993:


                              1995         1994         1993
                           -------------------------------------
Fixed maturities           $6,496,000   $7,125,000   $8,327,000
----------------------------------------------------------------
Equity securities           1,225,000      998,000      707,000
----------------------------------------------------------------
Short-term investments      1,177,000      522,000      370,000
----------------------------------------------------------------
Gross investment income     8,898,000    8,645,000    9,404,000
----------------------------------------------------------------
Investment expenses          (400,000)    (400,000)    (400,000)
----------------------------------------------------------------
Net investment income      $8,498,000   $8,245,000   $9,004,000
================================================================

Realized gains (losses), before taxes, on the sale of investment securities are as follows for the years ended December 31, 1995, 1994, and 1993:


                                 1995       1994        1993
                               ---------------------------------
Fixed maturities              $ 382,000  $(147,000)  $3,810,000
----------------------------------------------------------------
Equity securities               193,000   (101,000)  $5,824,000
----------------------------------------------------------------
Net realized gains (losses)   $ 575,000  $(248,000)  $9,634,000
================================================================

Proceeds from the sale and redemption of fixed income securities during 1995, 1994, and 1993, were $36,545,000, $35,783,000, and $78,444,000, respectively.
Gross gains of $492,000, $452,000, and $3,855,000 in 1995, 1994, and 1993,
respectively, and gross losses of $110,000, $599,000, and $45,000, in 1995, 1994, and 1993, respectively, were realized from these transactions.


3
PROPERTY AND EQUIPMENT
Property and equipment at December 31, 1995 and 1994, consists of the following:

                                          1995          1994
                                      --------------------------
Buildings and improvements            $ 6,128,000   $ 6,128,000
----------------------------------------------------------------
Furniture, fixtures, and equipment      9,819,000     8,291,000
----------------------------------------------------------------
                                       15,947,000    14,419,000
----------------------------------------------------------------
Less accumulated depreciation          (7,896,000)   (6,887,000)
----------------------------------------------------------------
Property and equipment, net           $ 8,051,000   $ 7,532,000
================================================================

For the years ended December 31, 1995, 1994, and 1993, depreciation expense was $1,221,000, $1,091,000, and $1,000,000, respectively.

4
UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table presents the net liability for unpaid losses and loss adjustment expenses as originally estimated at December 31, 1986 through 1995, the cumulative amounts paid with respect to the liability for each subsequent year, the re-estimated liability at each subsequent year-end, the resulting development of original liability estimates for 1986 through 1994, and supplemental gross unpaid losses and loss adjustment expense information.



                               1986           1987         1988         1989         1990         1991         1992         1993
Net unpaid losses
    and loss
    adjustment
    expenses                 $34,803,000  $41,170,000  $37,846,000  $38,955,000  $33,146,000  $24,957,000  $26,663,000  $29,958,000
-----------------------------------------------------------------------------------------------------------------------------------

Cumulative paid losses and loss adjustment expenses:

    One year later            17,955,000   20,932,000   17,689,000   17,145,000   16,350,000   14,137,000   12,263,000   16,897,000
-----------------------------------------------------------------------------------------------------------------------------------
    Two years later           25,045,000   26,950,000   25,364,000   26,118,000   22,766,000   17,524,000   19,262,000   22,805,000
-----------------------------------------------------------------------------------------------------------------------------------
    Three years later         27,698,000   29,483,000   30,043,000   30,015,000   24,516,000   21,791,000   21,298,000
-----------------------------------------------------------------------------------------------------------------------------------
    Four years later          29,013,000   31,463,000   32,107,000   30,671,000   27,415,000   23,063,000
-----------------------------------------------------------------------------------------------------------------------------------
    Five years later          29,336,000   32,538,000   31,822,000   33,300,000   27,969,000
-----------------------------------------------------------------------------------------------------------------------------------
    Six years later           29,802,000   31,844,000   33,580,000   33,803,000
-----------------------------------------------------------------------------------------------------------------------------------
    Seven years later         28,810,000   33,485,000   33,862,000
-----------------------------------------------------------------------------------------------------------------------------------
    Eight years later         30,067,000   33,739,000
-----------------------------------------------------------------------------------------------------------------------------------
    Nine years later          30,259,000
-----------------------------------------------------------------------------------------------------------------------------------

Net unpaid losses and loss adjustment expenses re-estimated as of:

    One year later            35,205,000   37,447,000   36,147,000   36,145,000   27,373,000   23,624,000   24,299,000   27,011,000
-----------------------------------------------------------------------------------------------------------------------------------
    Two years later           32,390,000   36,000,000   35,483,000   32,946,000   27,728,000   24,066,000   22,903,000   27,535,000
-----------------------------------------------------------------------------------------------------------------------------------
    Three years later         30,755,000   34,884,000   34,013,000   33,464,000   27,904,000   23,886,000   22,949,000
-----------------------------------------------------------------------------------------------------------------------------------
    Four years later          31,182,000   33,817,000   34,531,000   33,458,000   28,277,000   24,061,000
-----------------------------------------------------------------------------------------------------------------------------------
    Five years later          30,770,000   34,365,000   34,106,000   33,958,000   28,384,000
-----------------------------------------------------------------------------------------------------------------------------------
    Six years later           30,890,000   33,985,000   34,178,000   34,092,000
-----------------------------------------------------------------------------------------------------------------------------------
    Seven years later         30,348,000   34,069,000   34,050,000
-----------------------------------------------------------------------------------------------------------------------------------
    Eight years later         30,481,000   33,927,000
-----------------------------------------------------------------------------------------------------------------------------------
    Nine years later          30,447,000
-----------------------------------------------------------------------------------------------------------------------------------

Net cumulative
 redundancy                  $ 4,356,000  $ 7,243,000  $ 3,796,000  $ 4,863,000  $ 4,762,000  $   896,000  $ 3,714,000  $ 2,423,000

Gross unpaid losses and loss adjustment expenses                                                                        $45,779,000
-----------------------------------------------------------------------------------------------------------------------------------
Reinsurance recoverable on unpaid losses and loss adjustment expenses                                                    15,821,000
-----------------------------------------------------------------------------------------------------------------------------------
Net unpaid losses and loss adjustment expenses                                                                          $29,958,000
===================================================================================================================================
Re-estimated gross unpaid losses and loss adjustment expenses                                                           $42,935,000
-----------------------------------------------------------------------------------------------------------------------------------
Re-estimated reinsurance recoverable on unpaid losses and loss adjustment expenses                                       15,400,000
-----------------------------------------------------------------------------------------------------------------------------------
Re-estimated net unpaid losses and loss adjustment expenses                                                             $27,535,000
===================================================================================================================================
Gross cumulative redundancy                                                                                             $ 2,844,000
===================================================================================================================================


                                                                                 1994            1995
=========================================================================================================
Net unpaid losses
    and loss
    adjustment
    expenses                                                                 $31,137,000     $32,933,000
---------------------------------------------------------------------------------------------------------
Cumulative paid losses and loss adjustment expenses:
                                                                              20,786,000
    One year later
-----------------------------------------------------------------------------------------------------------------------------------
    Two years later
-----------------------------------------------------------------------------------------------------------------------------------
    Three years later
-----------------------------------------------------------------------------------------------------------------------------------
    Four years later
-----------------------------------------------------------------------------------------------------------------------------------
    Five years later
-----------------------------------------------------------------------------------------------------------------------------------
    Six years later
-----------------------------------------------------------------------------------------------------------------------------------
    Seven years later
-----------------------------------------------------------------------------------------------------------------------------------
    Eight years later
-----------------------------------------------------------------------------------------------------------------------------------
    Nine years later

Net unpaid losses and loss adjustment expenses re-estimated as of:

    One year later                                                            29,989,000
-----------------------------------------------------------------------------------------------------------------------------------
    Two years later
-----------------------------------------------------------------------------------------------------------------------------------
    Three years later
-----------------------------------------------------------------------------------------------------------------------------------
    Four years later
-----------------------------------------------------------------------------------------------------------------------------------
    Five years later
-----------------------------------------------------------------------------------------------------------------------------------
    Six years later
-----------------------------------------------------------------------------------------------------------------------------------
    Seven years later
-----------------------------------------------------------------------------------------------------------------------------------
    Eight years later
-----------------------------------------------------------------------------------------------------------------------------------
    Nine years later


Net cumulative
 redundancy                                                                  $ 1,148,000
==========================================================================================================

Gross unpaid losses and loss adjustment expenses                             $41,202,000     $42,305,000
----------------------------------------------------------------------------------------------------------
Reinsurance recoverable on unpaid losses and loss adjustment expenses         10,065,000       9,372,000
----------------------------------------------------------------------------------------------------------
Net unpaid losses and loss adjustment expenses                               $31,137,000     $32,933,000
==========================================================================================================
Re-estimated gross unpaid losses and loss adjustment expenses                $38,731,000
----------------------------------------------------------------------------------------------------------
Re-estimated reinsurance recoverable on unpaid losses and loss adjustment
 expenses                                                                      8,742,000
----------------------------------------------------------------------------------------------------------
Re-estimated net unpaid losses and loss adjustment expenses                  $29,989,000
==========================================================================================================
Gross cumulative redundancy                                                  $ 2,471,000
==========================================================================================================

The development of unpaid losses and loss adjustment expenses refers to the difference between original estimates for unpaid losses and loss adjustment expenses and the re-evaluation of these estimates in subsequent years as loss payments are made and open claims adjusted to reflect current information. Redundant or favorable development occurs when original estimates are higher than subsequently indicated, whereas deficient development occurs when original estimates are lower than subsequently indicated.

Notes to Consolidated
Financial Statements
Continued

The following table sets forth a reconciliation of beginning and ending net unpaid losses and loss adjustment expenses and additional supplemental gross unpaid loss and loss adjustment expense information. Net unpaid losses and loss adjustment expenses reflect unpaid losses and loss adjustment expenses after reinsurance arrangements have been considered.


                                               Years Ended December 31,
                                        ---------------------------------------
                                           1995          1994          1993
                                        ---------------------------------------

Net unpaid losses and loss
 adjustment expenses,
 beginning of year                     $31,137,000   $29,958,000   $26,663,000
-------------------------------------------------------------------------------
Losses and loss adjustment expenses:
 Provision for insured events
  of the current year                   56,753,000    49,257,000    43,866,000
-------------------------------------------------------------------------------
 Decrease in provision for insured
   events of prior years                (1,148,000)   (2,947,000)   (2,364,000)
-------------------------------------------------------------------------------
     Total losses and loss
      adjustment expenses               55,605,000    46,310,000    41,502,000
-------------------------------------------------------------------------------
Payments:
 Losses and loss adjustment
  expenses attributable to
  insured events of the
  current year                          33,023,000    28,234,000    25,944,000
-------------------------------------------------------------------------------
 Losses and loss adjustment
  expenses attributable to
  insured events of prior
  years                                 20,786,000    16,897,000    12,263,000
-------------------------------------------------------------------------------
     Total payments                     53,809,000    45,131,000    38,207,000
-------------------------------------------------------------------------------
Net unpaid losses and loss
 adjustment expenses,
 end of year                            32,933,000    31,137,000    29,958,000
-------------------------------------------------------------------------------
Reinsurance recoverable on
  unpaid losses and loss
  adjustment expenses,
  end of year                            9,372,000    10,065,000    15,821,000
-------------------------------------------------------------------------------
Gross unpaid losses and
  loss adjustment expenses,
  end of year                          $42,305,000   $41,202,000   $45,779,000
===============================================================================

Prior to 1993, unpaid losses and loss adjustment expenses prepared in accordance with generally accepted accounting principles differed from those determined in accordance with statutory accounting practices by the estimated amount for salvage recoveries.

5
STOCK OPTIONS

The stockholders approved a 375,000 share non-statutory stock option plan in 1991 and a 1,350,000 share incentive stock option plan in 1982. Both plans are administered by the Compensation and Stock Option Committee of the Board of Directors.

Under the non-statutory stock option plan, options may be granted to employees to purchase shares of the company's common stock. Options are granted at the fair market value on the date of the grant and, generally, expire ten years from the date of grant. Generally, options cannot be exercised earlier than one year after the date on which granted and become exercisable at a rate of 25% per year provided, however, that an option may be exercised in full in the event of, among other things, a change in control of the company.

The incentive stock option plan expired December 1992 and no additional grants can be made under this plan. Major provisions are similar to the non-statutory stock option plan, except that upon the exercise of an option, an incentive stock option participant agrees to remain in the employ of the company for a period of at least two years from the date of such exercise. The actual options that any participant may annually receive or exercise, including any that may be accelerated due to a change in control, are limited, however, to the maximum amount allowable under the Internal Revenue Code.

The following table summarizes stock option activity under these plans for the years ended December 31, 1995, 1994, and 1993:



                             1995             1994             1993
                         -------------------------------------------------
Outstanding,
beginning of year           910,025          877,925          860,150
--------------------------------------------------------------------------
Granted                       9,000           51,000           68,200
--------------------------------------------------------------------------
Exercised                    (7,800)          (8,500)         (26,050)
--------------------------------------------------------------------------
Cancelled                   (11,925)         (10,400)         (24,375)
--------------------------------------------------------------------------
Outstanding,
 end of year                899,300          910,025          877,925
==========================================================================
Exercisable,
 end of year                747,700          629,725          502,775
==========================================================================
Option price
 per share:

Granted                    $16.4375          $13.625           $18.50
--------------------------------------------------------------------------
Exercised              $ 8.417-$16.00        $ 8.417       $ 8.417-$17.33
--------------------------------------------------------------------------
Cancelled              $12.583-$26.00    $12.583-$26.00    $12.583-$26.00
--------------------------------------------------------------------------
Outstanding,
 end of year           $ 8.417-$26.00    $ 8.417-$26.00    $ 8.417-$26.00
==========================================================================

6
INCOME TAXES
The following is a reconciliation of the expected federal income tax rate with the company's effective tax rate on earnings:


                                        1995    1994    1993
                                     -------------------------
Expected tax rate                       35.0%   35.0%   35.0%
--------------------------------------------------------------
Effect on tax rate resulting from:

    Tax exempt income on securities    (18.8)  (13.7)  (12.2)
--------------------------------------------------------------
    Allowable dividend exclusion        (3.7)   (2.3)    (.9)
--------------------------------------------------------------
    Other                                 .5     1.0      .5
--------------------------------------------------------------
Effective tax rate                      13.0%   20.0%   22.4%
==============================================================

The company implemented Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993, without restating prior years' financial statements. The implementation of Statement No. 109 resulted in a catch-up benefit of $943,000 or $.08 per share, which was reported separately as a cumulative effect of a change in accounting method in the consolidated statement of income for the year ended December 31, 1993.

Deferred income tax assets and liabilities are comprised of the following at December 31:


                                                1995         1994        1993
                                            -------------------------------------
Deferred income tax assets:

    Discounted unpaid loss and loss
     adjustment expenses                    $ 1,120,000   $1,059,000  $1,019,000
---------------------------------------------------------------------------------
    Unearned premiums reduction               1,849,000    1,501,000   1,645,000
---------------------------------------------------------------------------------
    California Proposition 103 deferral         132,000    1,016,000   1,016,000
---------------------------------------------------------------------------------
    Alternative minimum tax
     credit carryforwards                       927,000      121,000     388,000
---------------------------------------------------------------------------------
    Unrealized depreciation on investments       --          434,000      --
---------------------------------------------------------------------------------
    Other                                       262,000      254,000      94,000
---------------------------------------------------------------------------------
      Gross deferred income tax assets        4,290,000    4,385,000   4,162,000
---------------------------------------------------------------------------------
Deferred income tax liabilities:
 Deferred policy acquisition costs            1,874,000    1,674,000   1,697,000
---------------------------------------------------------------------------------
    Property and equipment                      859,000      860,000     833,000
---------------------------------------------------------------------------------
    Investments                                 395,000      359,000     556,000
---------------------------------------------------------------------------------
    Unrealized appreciation on
     investments                              2,514,000       --         146,000
---------------------------------------------------------------------------------
     Gross deferred income tax liabilities    5,642,000    2,893,000   3,232,000
---------------------------------------------------------------------------------
Net deferred income tax assets (liabilities)$(1,352,000)  $1,492,000  $  930,000
=================================================================================

A valuation allowance as of December 31, 1995 and 1994, has not been recognized as it appears more likely than not that the combination of carryback potential and estimated future taxable income should be sufficient to allow for the realization of the gross deferred income tax assets.

State income taxes, which are included in the current income tax provisions, were $405,000, $395,000, and $414,000 in 1995, 1994, and 1993, respectively.
Federal and state income taxes paid in 1995, 1994, and 1993 were $944,000, $2,801,000, and $4,069,000, respectively.


7
DEBT
The company has an unsecured revolving credit facility with a bank that allows it to borrow up to $60,000,000 through April 30, 1997. Interest is payable at the lower of the bank's floating prime rate or the daily London Interbank Offered Rate for three month U.S. dollar deposits (LIBOR) plus 1.45%. The interest rate at December 31, 1995, was 7.14%. The company also has the option, at any time, to convert any portion of the outstanding principal balance of the loan into term notes, which may be amortized over any period not to extend beyond December 31, 2000. Interest would be based on the revolving credit facility's fluctuating rate. However, the company may, at its option, convert the fluctuating rate to a negotiated fixed rate by executing an interest rate swap agreement. The revised credit agreement provides for a commitment fee of one half of 1% per annum of the average daily unused credit. $49,300,000 was drawn under this credit facility at December 31, 1995.

The revised credit facility requires the company to maintain a consolidated net worth, as defined, of $50,661,000. Dividends to stockholders in any one year may not exceed 50% of the prior year's net earnings. Other significant covenants in the credit facility provide for certain limitations on the company's liability to net worth ratio, cash flow to current portion of long term debt, the acquisition, disposition and pledging of assets, incurring of indebtedness, and require its insurance subsidiary to maintain a certain statutory policyholders' surplus and net premium written to policyholders' surplus ratio.

The company also has a $10,000,000 unsecured five-year term loan with a bank. The loan will be repaid in 60 monthly principal installments of $166,667, plus interest. Interest is payable on a fluctuating basis equal to LIBOR plus 1.65%. The company may, however, at its option, convert the fluctuating rate to a negotiated fixed rate by executing an interest rate swap agreement. The interest rate at December 31, 1995, was 7.34%. At December 31, 1995, the out-

Notes to Consolidated
Financial Statements
Continued

standing principal amount of the loan was $5,667,000. Principal payments for the next three years ending December 31, 1998, are $2,167,000 in 1996, $2,000,000 in 1997, and $1,500,000 in 1998.

Interest paid on all debt in 1995, 1994, and 1993, was $4,031,000, $3,915,000, and $1,934,000, respectively.


8
EMPLOYEE BENEFITS

The company has a non-contributory defined benefit retirement plan covering substantially all employees who meet specified age and service requirements. Benefits are based on years of service, final average compensation and are integrated with the provisions of the Federal Insurance Compensation Act (Social Security), as provided for in the plan. Pension plan assets are primarily invested in immediate participation guaranteed contracts and pooled separate investment accounts of a life insurance company. The company's funding policy is to contribute amounts that meet minimum funding requirements, but which do not exceed the maximum funding limits as currently determined under applicable tax regulations.

Total pension expense amounted to $512,000, $430,000, and $492,000 in 1995, 1994, and 1993, respectively. The following summarizes the plan's status at December 31:

    Actuarial present value of pension benefit obligations:

                                           1995          1994          1993
                                       ----------------------------------------
Vested benefit obligation              $(4,383,000)  $(3,930,000)  $(4,158,000)
-------------------------------------------------------------------------------
Non-vested benefit obligation             (191,000)      (93,000)      (65,000)
-------------------------------------------------------------------------------
Accumulated benefit obligation          (4,574,000)   (4,023,000)   (4,223,000)
-------------------------------------------------------------------------------
Effect of projected future
 compensation increases                 (2,013,000)   (1,414,000)   (1,838,000)
-------------------------------------------------------------------------------
Projected benefit obligation            (6,587,000)   (5,437,000)   (6,061,000)
-------------------------------------------------------------------------------
Fair value of plan assets                5,613,000     4,296,000     4,147,000
-------------------------------------------------------------------------------
Unrecognized net prior obligation          209,000       236,000       263,000
-------------------------------------------------------------------------------
Unrecognized prior service cost            497,000       557,000       618,000
-------------------------------------------------------------------------------
Unrecognized net loss                      147,000       248,000     1,081,000
-------------------------------------------------------------------------------
Prepaid (accrued) pension cost         $  (121,000)  $  (100,000)  $    48,000
===============================================================================


    Net periodic pension expense for the years ended December 31,

                                            1995          1994          1993
                                       ----------------------------------------
Service cost                           $   378,000   $   328,000   $   353,000
-------------------------------------------------------------------------------
Interest cost                          $   422,000   $   376,000   $   383,000
-------------------------------------------------------------------------------
Actual return on plan assets              (376,000)     (362,000)     (348,000)
-------------------------------------------------------------------------------
Amortization of prior service cost          61,000        61,000        77,000
-------------------------------------------------------------------------------
Amortization of net prior obligation        27,000        27,000        27,000
-------------------------------------------------------------------------------
Net periodic pension expense           $   512,000   $   430,000   $   492,000
===============================================================================


                                      Rate assumptions:

                                            1995          1994          1993
                                       ----------------------------------------
Average discount rate                       7.25%          7.5%          7.0%
-------------------------------------------------------------------------------
Expected long-term rate of return           8.5%           8.5%          8.5%
-------------------------------------------------------------------------------
Compensation increase rate                  5.0%           5.0%          5.0%
-------------------------------------------------------------------------------

The company also has a trusteed defined contribution profit sharing plan covering substantially all employees who meet specified service requirements. Under the plan, the company contributes 5% of defined net earnings before income taxes. The company's contribution is limited, however, to the maximum amount allowable as a tax deduction under the Internal Revenue Code. For the years ended December 31, 1995, 1994, and 1993, the company's contribution to the plan was $420,000, $709,000, and $521,000 respectively.


9
REINSURANCE

In the normal course of business, AVEMCO Insurance Company and subsidiaries, the company's principal insurance subsidiary, assumes and cedes reinsurance as a party to quota share, surplus share, excess of loss, facultative, and catastrophe reinsurance agreements. These reinsurance arrangements are utilized to limit maximum loss, provide greater diversification of risk and to minimize exposures on larger risks. Accounts in the accompanying consolidated statements of income are reflected net of the reinsurance ceded.



A summary of reinsurance activity follows:
                                         Years Ended December 31,
                                --------------------------------------------
                                    1995           1994           1993
                                --------------------------------------------
Direct premiums written         $ 79,602,000   $ 74,850,000   $ 73,759,000
----------------------------------------------------------------------------
Assumed premiums written          20,546,000     15,802,000      8,496,000
----------------------------------------------------------------------------
Ceded premiums written           (14,608,000)   (17,202,000)   (19,799,000)
----------------------------------------------------------------------------
Net premiums written            $ 85,540,000   $ 73,450,000   $ 62,456,000
============================================================================
Direct earned premiums          $ 76,218,000   $ 77,521,000   $ 70,472,000
----------------------------------------------------------------------------
Assumed earned premiums           18,580,000     16,806,000     13,090,000
----------------------------------------------------------------------------
Ceded earned premiums            (14,340,000)   (18,809,000)   (20,860,000)
----------------------------------------------------------------------------
Net earned premiums             $ 80,458,000   $ 75,518,000   $ 62,702,000
----------------------------------------------------------------------------
Losses and loss
 adjustment expenses            $ 64,418,000   $ 57,668,000   $ 59,207,000
----------------------------------------------------------------------------
Reinsurance recoveries            (8,813,000)   (11,358,000)   (17,705,000)
----------------------------------------------------------------------------
Net losses and loss
 adjustment expenses            $ 55,605,000   $ 46,310,000   $ 41,502,000
============================================================================

The ceding or transfer of business to reinsurers does not discharge the primary liability of AVEMCO Insurance Company; therefore, the insurance subsidiary is contingently liable for the estimated amounts recoverable from reinsurers should reinsurers be unable to meet their obligations. AVEMCO Insurance Company held $8,498,000 and $10,285,000 of irrevocable letters of credit and other funds from reinsurers at December 31, 1995, and 1994, respectively.


10
STOCKHOLDERS' EQUITY AND CAPITAL
TRANSACTIONS

The company's stock repurchase program, initially approved by the Board of Directors in October 1987 and subsequently revised to reflect current conditions, allows the company to buy back shares of AVEMCO Corporation common stock from time to time on the open market at prevailing prices and through private block transactions as may become available. At December 31, 1995, the company had repurchased 6,207,380 common shares under the stock repurchase program at prices ranging from $9.75 to $22.00. As a result of the company's stock repurchase program, there were 8,649,420 shares of its common stock outstanding on December 31, 1995. The Board of Directors' authorization at that point allowed for the repurchase of an additional 224,517 shares.


On October 1, 1993, GEICO Corporation (GEICO) sold 3,290,377 of its 3,890,377 shares of the company's common stock. The company repurchased 2,300,077 of its shares, a group of two institutional investors and their affiliates purchased 850,300 shares, and the company's directors, officers, and profit sharing plan purchased 140,000 shares. The sale price was $17.50 per share. Consistent with the transaction, GEICO's two directors relinquished their seats on the company's Board of Directors. GEICO sold its remaining 600,000 AVEMCO shares during 1994.

AVEMCO Insurance Company is restricted on paying dividends, loans, or advances by minimum statutory surplus requirements. In addition, state regulatory restrictions were revised, effective July 1993, to limit the amount of distribution that may be paid without prior approval by regulatory authorities. At December 31, 1995, the maximum dividend payout which could be made without prior approval is $7,380,000. During 1995 and 1994, the company received annual dividends of $7,200,000 from the principal subsidiary. These dividends have been eliminated in the accompanying consolidated financial statements.

Policyholders' surplus (stockholder's equity as determined in accordance with statutory accounting practices) of AVEMCO Insurance Company and subsidiaries, at December 31, 1995 and 1994, was $73,808,000 and $72,133,000, respectively.



11
RELATED PARTY

National Aviation Underwriters, Inc. (NAU), a consolidated subsidiary, is the attorney-in-fact for National Insurance Underwriters (NIU), a reciprocal insurance exchange. Pursuant to a subscriber's agreement, NAU is entitled to receive an attorney-in-fact fee for directing and supervising the business affairs of the exchange. At December 31, 1995 and 1994, the unpaid balance of a surplus note advanced by NAU to NIU was $2,250,000. Interest on the note is adjusted semi-annually and is based upon the prime rate.

Notes to Consolidated
Financial Statements
Continued

12
SUMMARY SUPPLEMENTAL FINANCIAL DATA
WITH RESPECT TO INSURANCE SUBSIDIARY
Following are the consolidated financial summaries of AVEMCO Insurance Company and subsidiaries, which is the principal subsidiary of AVEMCO Corporation.


                   AVEMCO Insurance Company and Subsidiaries
                     Consolidated Summaries of Operations

                                                    Years Ended December 31,
                                          --------------------------------------
                                              1995          1994         1993
                                          --------------------------------------
REVENUES:
    Premiums earned                       $80,458,000  $75,518,000   $62,702,000
--------------------------------------------------------------------------------
    Net investment income                   6,988,000    6,952,000     7,440,000
--------------------------------------------------------------------------------
    Commissions on
     reinsurance ceded                      3,586,000    4,624,000     4,605,000
--------------------------------------------------------------------------------
    Realized investment gains (losses)        390,000     (301,000)    7,293,000
--------------------------------------------------------------------------------
    Other revenues                            152,000       65,000        29,000
--------------------------------------------------------------------------------
Total revenues                             91,574,000   86,858,000    82,069,000
================================================================================

EXPENSES:
    Losses and loss adjustment
     expenses                              55,605,000   46,310,000    41,502,000
--------------------------------------------------------------------------------
    Commissions                             8,495,000    9,142,000     7,457,000
--------------------------------------------------------------------------------
    Other expenses                         15,882,000   16,480,000    16,183,000
--------------------------------------------------------------------------------
Total expenses                             79,982,000   71,932,000    65,142,000
--------------------------------------------------------------------------------
Earnings before income taxes and
 cumulative effect of a change
 in accounting principle                   11,592,000   14,926,000    16,927,000
--------------------------------------------------------------------------------
Income taxes                                2,426,000    3,251,000     3,807,000
--------------------------------------------------------------------------------
Earnings before cumulative
 effect of a change in
 accounting principle                       9,166,000   11,675,000    13,120,000
--------------------------------------------------------------------------------
Cumulative effect of change in
 accounting for income taxes                    --           --          696,000
--------------------------------------------------------------------------------
Net earnings                              $ 9,166,000  $11,675,000   $13,816,000
================================================================================




                   AVEMCO Insurance Company and Subsidiaries
                      Consolidated Summary Balance Sheets

                                                       December 31,
                                      ----------------------------------------
                                           1995          1994          1993
                                      ----------------------------------------
ASSETS:

  Investments                         $125,399,000  $114,104,000  $118,004,000
------------------------------------------------------------------------------
  Cash                                      86,000       460,000        49,000
------------------------------------------------------------------------------
  Premiums and other receivables        23,113,000    17,488,000    16,819,000
------------------------------------------------------------------------------
  Reinsurance recoverable               14,292,000    16,903,000    23,766,000
------------------------------------------------------------------------------
  Deferred policy acquisition costs      5,511,000     4,922,000     4,992,000
------------------------------------------------------------------------------
  Prepaid reinsurance premiums           5,178,000     4,924,000     6,550,000
------------------------------------------------------------------------------
  Other assets                             137,000     2,217,000     1,621,000
------------------------------------------------------------------------------
Total assets                          $173,716,000  $161,018,000  $171,801,000
==============================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY:

  Unpaid losses and expenses          $ 42,305,000  $ 41,202,000  $ 45,779,000
------------------------------------------------------------------------------
  Unearned premiums                     32,363,000    27,001,000    30,738,000
------------------------------------------------------------------------------
  Ceded reinsurance payable              5,045,000     5,503,000     7,025,000
------------------------------------------------------------------------------
  Other liabilities                      4,977,000     4,855,000     9,189,000
------------------------------------------------------------------------------
Total liabilities                       84,690,000    78,561,000    92,731,000
------------------------------------------------------------------------------
Total stockholder's equity              89,026,000    82,457,000    79,070,000
------------------------------------------------------------------------------
Total liabilities and
 stockholder's equity                 $173,716,000  $161,018,000  $171,801,000
==============================================================================

Policy acquisition costs amortized for the years ended December 31, 1995, 1994, and 1993 were $14,722,000, $15,488,000, and $13,050,000, respectively, which includes $1,982,000, $1,983,000, and $1,741,000 of commission expense paid to affiliates which were eliminated in consolidation.

Net earnings as determined in accordance with statutory accounting practices for AVEMCO Insurance Company and subsidiaries were $8,098,000, $11,751,000, and $14,480,000 for the years ended December 31, 1995, 1994, and 1993, respectively. Net earnings as determined in accordance with statutory accounting practices differ from net earnings as prepared in accordance with generally accepted accounting principles primarily because of deferred policy acquisition costs.

AVEMCO Insurance Company and U.S. Specialty Insurance Company settled their outstanding Proposition 103 matters with the California Department of Insurance during 1995. The company had previously provided for a potential rollback impact in prior years. Refund payments are expected to be made in 1996.

13
QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)
The quarterly results for the three years ended December 31, 1995, are set forth in the following tables:


                                 Earnings (Loss)           Earnings
                                     Before        Net       Per
                     Revenues     Income Taxes   Earnings   Share
-------------------------------------------------------------------
1995 by Quarter
First              $ 26,004,000   $ 3,461,000   $ 2,814,000   $ .32
-------------------------------------------------------------------
Second               29,859,000     3,442,000     2,669,000     .30
-------------------------------------------------------------------
Third                29,085,000      (652,000)       74,000     .01
-------------------------------------------------------------------
Fourth               28,256,000     2,851,000     2,361,000     .27
-------------------------------------------------------------------
    Annual         $113,204,000   $ 9,102,000   $ 7,918,000   $ .90
===================================================================

1994 by Quarter
First                22,004,000     2,898,000     2,399,000   $ .26
-------------------------------------------------------------------
Second               29,710,000     5,014,000     3,570,000     .39
-------------------------------------------------------------------
Third                27,369,000     2,603,000     2,287,000     .26
-------------------------------------------------------------------
Fourth               25,507,000     3,024,000     2,577,000     .29
-------------------------------------------------------------------
    Annual         $104,590,000   $13,539,000   $10,833,000   $1.20
===================================================================

1993 by Quarter
First              $ 25,606,000   $ 5,608,000   $ 5,065,000   $ .43
-------------------------------------------------------------------
Second               24,433,000     3,347,000     2,822,000     .24
-------------------------------------------------------------------
Third                28,644,000     6,595,000     4,906,000     .43
-------------------------------------------------------------------
Fourth               25,218,000     3,303,000     2,779,000     .30
-------------------------------------------------------------------
   Annual          $103,901,000   $18,853,000   $15,572,000   $1.41
===================================================================

1993 first quarter net earnings were impacted by $943,000 or $.08 per share as a result of the company's adoption of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

Independent
Auditors' Report

[LOGO OF KPMG PEAT MARWICK LLP]

The Board of Directors and Stockholders, AVEMCO Corporation:

We have audited the accompanying consolidated balance sheets of AVEMCO Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AVEMCO Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Notes 1 and 2 to the consolidated financial statements, the company changed its method of accounting for fixed maturity investments in 1994 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As discussed in Notes 1 and 6 to the consolidated financial statements, the company changed its method of accounting for income taxes in 1993 to adopt the provisions of SFAS No. 109, "Accounting for Income Taxes."

/s/ KPMG Peat Marwick LLP

    Washington, D.C.
    January 26, 1996

Board of Directors

William P. Condon

    Mr. Condon is Chairman of the Board of Directors and Chief Executive Officer of the company, and Chairman of the Boards of certain subsidiaries of the company. He has been a director of AVEMCO since 1973. (a, c)

Michael Collins

    Mr. Collins, a former astronaut, is President of Michael Collins Associates, an aerospace consulting firm. He is a former Vice President of LTV Aerospace and Defense Company. He has been a director of AVEMCO since 1986. (a, b, d)

H. Lowell Davis

    Mr. Davis is Vice Chairman, Chief Financial Officer and a director of Potomac Electric Power Company. He has been a director of AVEMCO since 1985. (a, c, d)

Paul J. Hanna

    Mr. Hanna is former Vice Chairman and a former director of GEICO Corporation. He has been a director of AVEMCO since 1980. (a, c)

Arnold H. Johnson

    Mr. Johnson, until his retirement in 1982, was Chairman of the Board of Directors and Chief Executive Officer of the company, and Chairman of the Boards of its subsidiaries. He has been a director of AVEMCO since 1965. (a, c)

Steven A. Markel

    Mr. Markel is Vice Chairman of and a director of Markel Corporation. He has been a director of AVEMCO since 1994.
(b, d)

Thomas J. Schwab

    Mr. Schwab is a former managing partner with the law firm of Wald, Harkrader and Ross. He was Secretary of the company before becoming a director in 1987. (b, c)

John F. Shettle, Jr.

    Mr. Shettle is President and Chief Operating Officer of AVEMCO Corporation and a director and officer of several of its subsidiary companies. He has been a director of AVEMCO since 1993. (c)

Clifton F. von Kann

    Mr. von Kann is a Major General (Ret.), U.S. Army, Chairman of the Board Emeritus of the National Aeronautic Association and President of Honour of the Federation Aeronautique Internationale. He has been a director of AVEMCO since 1980. (b, d)

Committees: (a) Executive; (b) Audit; (c) Investment; (d) Compensation and Stock Option


Corporate Officers

[PHOTO APPEARS HERE]

William P. Condon
Chairman of the Board
and Chief Executive Officer

[PHOTO APPEARS HERE]

John F. Shettle, Jr.
President and Chief Operating Officer

[PHOTO APPEARS HERE]

John R. Yuska
Senior Vice President and Chief Financial Officer

[PHOTO APPEARS HERE]

Thomas H. Chero
Senior Vice  President-Legal and Corporate Secretary

[PHOTO APPEARS HERE]

Dan L. Jonson
Senior Vice President-Strategic Systems Development

[PHOTO APPEARS HERE]

Thomas L. Hudson
Vice President-Business Development

[PHOTO APPEARS HERE]

John E. Sweeney
Vice President-Marketing

[PHOTO APPEARS HERE]

Jon R. Harden
Vice President-Sales

[PHOTO APPEARS HERE]

Thomas E. Lentz
Treasurer

[PHOTO APPEARS HERE]

John H. Ballard
Assistant Corporate
Secretary

Of Interest
to Stockholders

Annual Stockholders Meeting

    The Annual Meeting of our stockholders will be held at the Corporate Headquarters, Frederick Municipal Airport, 411 Aviation Way, Frederick, Maryland, on May 2, 1996, at 8:30 a.m.


Stock Transfer Agent and Registrar

    Chemical Mellon Shareholder Services
    450 West 33rd St.
    New York, New York 10001


Certified Public Accountants

    KPMG Peat Marwick LLP
    2001 M Street, N.W.
    Washington, D.C. 20036


General Counsel

    Piper and Marbury
    1200 19th Street, N.W.
    Washington, D.C. 20036

Form 10-K Report

    AVEMCO's Annual Report for 1995 (Form 10-K) as filed with the Securities and Exchange Commission will be available on or about March 31, 1996, without charge to stockholders. Write to:

    John R. Yuska,
       Senior Vice President and
       Chief Financial Officer
    AVEMCO Corporation
    Frederick Municipal Airport
    411 Aviation Way
    Frederick, Maryland 21701


Stock Listing

    New York Stock Exchange
    Symbol (AVE)


Bank Arrangements

    NationsBank N.A.

44